Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

HEARTWARE INTERNATIONAL, INC.

at

$58.00 Per Share

by

MEDTRONIC ACQUISITION CORP.

a wholly-owned subsidiary of

MEDTRONIC, INC.

a wholly-owned subsidiary of

MEDTRONIC PUBLIC LIMITED COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, IMMEDIATELY AFTER 11:59 P.M. EASTERN TIME ON AUGUST 22, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Medtronic Acquisition Corp., a Delaware corporation (“Purchaser”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of HeartWare International, Inc., a Delaware corporation (“HeartWare”), at a price of $58.00 per Share, paid to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Purchaser is a wholly-owned subsidiary of Medtronic, Inc., a Minnesota corporation (“Parent”), which is a wholly-owned subsidiary of Medtronic plc, a public limited company organized under the laws of Ireland (“Medtronic”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 27, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and HeartWare. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into HeartWare (the “Merger”) without a vote of the stockholders of HeartWare in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with HeartWare continuing as the surviving corporation in the Merger. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares (i) owned by HeartWare as treasury stock or owned by Parent or Purchaser, which Shares will be cancelled and retired and will cease to exist or (ii) held by a holder who properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, payable to the holder thereon, without any interest thereon, equal to the Offer Price, upon the terms and subject to the conditions set forth in the Merger Agreement. As a result of the Merger, HeartWare will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

On June 26, 2016, the board of directors of HeartWare unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of, HeartWare and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer and the Merger and (iii) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares tender their Shares pursuant to the Offer, and if required by applicable law, adopt the Merger Agreement and approve the Merger.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (a) there being validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) a number of Shares that when added to the Shares already owned by Parent, Purchaser or any wholly-owned subsidiaries of Medtronic constitute a majority of the then outstanding Shares, and (b) approvals under applicable antitrust laws in Austria, Germany and Spain being obtained. The Offer was also conditioned on the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The applicable waiting period expired on July 25, 2016. A full description of the Offer conditions is set forth in Section 14—“Conditions of the Offer” of this Offer to Purchase.

Questions and requests for assistance may be directed to The Proxy Advisory Group, LLC, the information agent for the Offer (the “Information Agent”) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Stockholders of HeartWare may obtain additional copies of this Offer to Purchase, the Letter of Transmittal or any other tender materials from the Information Agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

July 26, 2016

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares must:

1.	For Shares that are registered in such stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal, properly completed and duly executed in accordance with the instructions in the Letter of Transmittal, together with the certificates for such Shares and any other documents required by the Letter of Transmittal to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (the “Depositary”), at one of its addresses set forth on the back cover of this Offer to Purchase.

2.	For Shares that are registered in such stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase) in lieu of the Letter of Transmittal;

•	if using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal;

•	deliver the Letter of Transmittal or an Agent’s Message (as defined in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase) in lieu of the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

3.	For Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee, contact such broker, dealer, bank, trust company or other nominee and request that such broker, dealer, bank, trust company or other nominee tender the Shares to us before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares (if not held in book-entry form) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for the end of the day, immediately after 11:59 p.m. Eastern time on August 22, 2016, unless extended).

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

The Proxy Advisory Group, LLC

18 East 41st Street, Suite 2000

New York, NY 10017-6219

(844) 583-6337 (Toll Free)

(844) 5-TENDER (Toll Free)

		Page

Summary Term Sheet		s-i
Introduction		1
The Tender Offer		3
1.	Terms of the Offer	3
2.	Procedures for Tendering Shares	5
3.	Withdrawal Rights	7
4.	Acceptance for Payment and Payment	8
5.	Certain United States Federal Income Tax Consequences	9
6.	Price Range of the Shares; Dividends on the Shares	11
7.	Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations; Convertible Notes	11
8.	Information Concerning HeartWare	13
9.	Information Concerning Medtronic, Parent and Purchaser	13
10.	Source and Amount of Funds	15
11.	Background of the Offer; Contacts and Transactions with HeartWare	15
12.	Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions	20
13.	Dividends and Distributions	33
14.	Conditions of the Offer	33
15.	Legal Matters	34
16.	Fees and Expenses	37
17.	Miscellaneous	37
ANNEX I		A1-1
ANNEX II		A2-1

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase (this “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This summary term sheet includes cross- references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. Unless the context otherwise requires, in this Offer to Purchase we use the terms “we,” “our” and “us” to refer to Medtronic Acquisition Corp., and, where appropriate, Medtronic plc and Medtronic, Inc.

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share (the “Shares”), of HeartWare International, Inc., a Delaware corporation (“HeartWare”)

Price Offered Per Share:	$58.00 per Share, paid to the seller in cash, without interest, subject to any required withholding of taxes

Scheduled Expiration Date:	At the end of the day, immediately after 11:59 p.m. Eastern time on August 22, 2016

Purchaser:	Medtronic Acquisition Corp., a wholly-owned subsidiary of Medtronic, Inc., itself a wholly-owned subsidiary of Medtronic plc

HeartWare Board Recommendation:	The board of directors of HeartWare recommends that you tender your Shares into the Offer

Who is offering to purchase my Shares?

We are Medtronic Acquisition Corp. (“Purchaser”). We are a direct, wholly-owned subsidiary of Medtronic, Inc. (“Parent”), itself a wholly-owned subsidiary of Medtronic plc (“Medtronic”). Purchaser is a Delaware corporation formed by Parent for the sole purpose of acquiring the Shares.

See the “Introduction” and Section 9—“Information Concerning Medtronic, Parent and Purchaser” of this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in HeartWare. If the Offer is consummated, pursuant to the Merger Agreement (as defined below), Parent intends as soon as practicable thereafter to cause Purchaser to consummate the Merger (as defined below). Upon consummation of the Merger (as defined below), HeartWare will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase.

See Section 1—“Terms of the Offer” of this Offer to Purchase.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $58.00 per Share, paid to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”). You are responsible for paying any fees or expenses you incur in tendering your Shares in the Offer. If you are the record owner of your Shares and you tender your Shares to the

s-i

depositary for the Offer, Computershare Trust Company, N.A. (the “Depositary”), you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction” and Section 4—“Acceptance for Payment and Payment” of this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and HeartWare have entered into an Agreement and Plan of Merger, dated as of June 27, 2016 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into HeartWare (the “Merger”). If the conditions to the Offer are satisfied and we consummate the Offer, we intend to effect the Merger without any vote or other action by the stockholders of HeartWare pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”).

What does the board of directors of HeartWare think of the Offer?

On June 26, 2016, the board of directors of HeartWare unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of, HeartWare and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer and the Merger and (iii) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares tender their Shares pursuant to the Offer, and if required by applicable law, adopt the Merger Agreement and approve the Merger.

See the “Introduction.” We expect a more complete description of the reasons for the HeartWare board of directors’ approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by HeartWare and filed with the Securities and Exchange Commission (the “SEC”) and mailed to all HeartWare stockholders.

Do you have the financial resources to make payment in the Offer?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required to purchase Shares tendered pursuant to the Offer and to consummate the Merger (including payments for options, restricted stock units and HeartWare’s outstanding convertible notes pursuant to the Merger Agreement) could be up to approximately $1.3 billion. Medtronic, Parent and Purchaser currently have available to them all funds, through a variety of sources, including cash on hand, necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration (as defined below) and to satisfy all of Parent and Purchaser’s payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby (including as relates to HeartWare’s convertible notes). None of Medtronic, Parent or Purchaser has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

See Section 10—“Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender in the Offer?

No, we do not believe our financial condition is relevant to your decision to tender your Shares in the Offer because:

•	we have sufficient funds available to purchase all Shares validly tendered in the Offer;

•	the Offer is not subject to any financing condition;

s-ii

•	the Offer is for all of the outstanding Shares solely for cash; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

See Section 10—“Source and Amount of Funds” of this Offer to Purchase.

How long do I have to tender in the Offer?

You will have until the end of the day, immediately after 11:59 p.m. Eastern time on August 22, 2016 to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement (such latest time and date at which the Offer, as it may be extended, will expire, the “Expiration Date”) or the Offer is earlier terminated.

See Section 1—“Terms of the Offer” and Section 2—“Procedures for Tendering Shares” of this Offer to Purchase.

Can the Offer be extended and under what circumstances?

If any of the conditions of the Offer have not been satisfied or waived at any then scheduled Expiration Date, other than the condition that there be validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Date a number of Shares that when added to the Shares already owned by Parent or Purchaser or any wholly-owned subsidiaries of Medtronic constitute a majority of the then outstanding Shares (the “Minimum Condition”), we are required to extend the Offer for successive extension periods of not more than 10 business days each until such conditions have been satisfied. If the Minimum Condition is not satisfied as of any then scheduled Expiration Date and we are not otherwise obligated to extend the Offer (i) HeartWare may, so long as it has not effected a Change of Recommendation (as defined in Section 12—“Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase), request that we extend the Offer for up to two periods of 10 business days each until the Minimum Condition is satisfied or (ii) we may, in our sole discretion, extend the Offer for up to two periods of 10 business days each until the Minimum Condition is satisfied. In addition, we will extend the Offer (a) for any period required by (i) applicable law, (ii) applicable rules, regulations, interpretations or positions of the SEC or its staff or (iii) any of the rules and regulations, including listing standards, of The NASDAQ Stock Market LLC (“Nasdaq”), (b) until approvals under applicable antitrust laws in Austria, Germany and Spain are obtained or (c) if at any then scheduled Expiration Date, HeartWare has brought an action to specifically enforce performance of the Merger Agreement by Parent or Purchaser, for the period during which such action is pending or as otherwise prescribed by the court presiding over such action. In no event will we be required to extend the Offer beyond the earlier of the termination of the Merger Agreement or January 31, 2017.

See Section 1—“Terms of the Offer” of this Offer to Purchase.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact, and we will make a public announcement of the extension no later than 9:00 a.m. Eastern time on the next business day following the previously scheduled Expiration Date.

See Section 1—“Terms of the Offer” of this Offer to Purchase.

What are the conditions to the Offer?

Purchaser is not obligated to purchase any Shares if:

•	the Minimum Condition has not been satisfied at the Expiration Date;

s-iii

•	the approvals under applicable antitrust laws in Austria, Germany and Spain have not been obtained at the Expiration Date;

•	any of the following conditions exists or has occurred, and is continuing at the Expiration Date:

•	there is any law or order, injunction, judgment, decree or ruling enacted, entered, enforced, promulgated or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a governmental entity prohibiting or making illegal the Offer or the Merger;

•	the representations and warranties made by HeartWare in the Merger Agreement are not true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	HeartWare has failed to perform in any material respect any of its obligations under the Merger Agreement (the “Obligations Condition”);

•	since the date of the Merger Agreement, a Company Material Adverse Effect (as defined in Section 12—“Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase) has occurred and is continuing (the “MAE Condition”);

•	HeartWare has failed to deliver to Parent or Purchaser a certificate signed by HeartWare’s Chief Executive Officer or President certifying that the Representations Condition, the Obligations Condition and the MAE Condition have been satisfied; or

•	the Merger Agreement has been terminated in accordance with its terms.

The Offer was also conditioned on the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The applicable waiting period expired on July 25, 2016. See Section 14—“Conditions of the Offer” of this Offer to Purchase.

Have any HeartWare stockholders entered into agreements with Medtronic or any of its affiliates requiring them to tender their Shares?

No.

How do I tender my Shares?

If your Shares are registered in your name and are held as physical certificates, before the Expiration Date, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal, properly completed and duly executed in accordance with the instructions in the Letter of Transmittal, together with the certificates for such Shares and any other documents required by the Letter of Transmittal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

If your Shares are registered in your name and are held in book-entry form, before the Expiration Date, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase) in lieu of the Letter of Transmittal;

s-iv

•	if using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal;

•	deliver the Letter of Transmittal or an Agent’s Message (as defined in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase) in lieu of the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

If your Shares are held in street name (i.e., through a broker, dealer, bank, trust company or nominee), before the Expiration Date, you must contact your broker, dealer, bank, trust company or other nominee and request that your Shares be tendered in the Offer.

See Section 2—“Procedures for Tendering Shares” of this Offer to Purchase.

May I tender my Shares using a guaranteed delivery procedure?

No. You may only tender your Shares by following the applicable procedures and instructions described in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after September 24, 2016, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered in the Offer.

See Section 1—“Terms of the Offer” and Section 3—“Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 1—“Terms of the Offer” and Section 3—“Withdrawal Rights” of this Offer to Purchase.

When and how will I be paid for my tendered Shares?

Unless the Offer is extended in accordance with the Merger Agreement, and subject to all of the conditions to the Offer having been satisfied or waived, Purchaser will, as promptly as practicable after they are legally permitted to do so under applicable federal, state, local or foreign law, accept for payment Shares tendered pursuant to the Offer. Promptly after the acceptance for payment of Shares tendered pursuant to the Offer, Purchaser will pay for these Shares.

See Section 4—“Acceptance for Payment and Payment” of this Offer to Purchase.

If the Offer is consummated, will HeartWare continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which HeartWare will be a wholly-owned subsidiary of Parent and the Shares will no longer be publicly traded.

s-v

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Offer is completed and we accordingly acquire a number of Shares that, together with the Shares then owned by Parent, Purchaser or any other wholly-owned subsidiaries of Medtronic, represent at least a majority of the Shares then outstanding as of the Expiration Date and the other conditions to the Merger are satisfied or waived, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of HeartWare pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of HeartWare will not be required to vote on the Merger and if the Merger is consummated all HeartWare stockholders who did not tender their Shares in the Offer will, if they do not otherwise properly demand appraisal rights under the DGCL, receive an amount in cash, payable to the holder thereon, without any interest thereon, equal to the Offer Price (the “Merger Consideration”) upon consummation of the Merger.

See the “Introduction” of this Offer to Purchase. See also Section 12—“Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

On June 24, 2016, the last trading day before we and HeartWare publicly announced the execution of the Merger Agreement, the last reported sale price of the Shares on Nasdaq was $29.98 per share. On July 25, 2016, the last trading day before we commenced the Offer, the last reported sale price of the Shares on Nasdaq was $57.82 per share. The Offer Price represents a premium of approximately 93.5% over the last reported sale price of the Shares on Nasdaq on June 24, 2016 and a premium of approximately 87.5% over the volume-weighted average closing price for the Shares during the 30 days ended June 24, 2016. We advise you to obtain a recent reported sale price for the Shares in deciding whether to tender your Shares in the Offer.

See Section 6—“Price Range of the Shares; Dividends on the Shares” of this Offer to Purchase.

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the effective time of the Merger (the “Effective Time”), except with the prior written consent of Parent, HeartWare will not declare, set aside for payment of pay any dividend or other distribution in respect of any Shares or otherwise may any payments to stockholders in their capacity as such.

See Section 13—“Dividends and Distributions” of this Offer to Purchase.

Will I have appraisal rights in connection with the Offer?

There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer would have appraisal rights in connection with the Merger under the DGCL if these rights are perfected. See the “Introduction” of this Offer to Purchase. See also Section 12 “Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase for a description of the conditions of the Merger and a summary of appraisal rights under the DGCL.

For additional information regarding appraisal rights, you should review Annex II to this Offer to Purchase which contains Section 262 “Appraisal Rights” of the DGCL.

s-vi

What will happen to my stock options and restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any stock options or restricted stock units. If you wish to tender Shares underlying stock options, you must first exercise such stock option (to the extent exercisable) in accordance with its terms in sufficient time to tender the Shares received upon exercise of such stock option.

Stock Options. Each option to purchase Shares that is outstanding and unexercised immediately prior to the Effective Time will be automatically cancelled as of the Effective Time and, in consideration of such cancellation, the holder of such stock option will be entitled to receive promptly, but in no event later than 15 days after the Effective Time, an amount in cash equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option and (b) the number of unexercised Shares subject to such stock option immediately prior to the Effective Time, less any required withholding of taxes. Any stock options for which the exercise price per Share is equal to or exceeds the Merger Consideration will be automatically cancelled as of the Effective Time for no consideration.

Restricted Stock Units. Each restricted stock unit that is outstanding and unvested immediately prior to the Effective Time will be automatically cancelled as of the Effective Time and, in consideration of such cancellation, the holder of such restricted stock unit will be entitled to receive promptly, but in no event later than 15 days after the Effective Time, an amount in cash equal to the product of (a) the Merger Consideration and (b) the number of Shares underlying such restricted stock unit immediately prior to the Effective Time (assuming achievement of all performance milestones in the case of restricted stock units subject to performance-based vesting), less any required withholding of taxes.

See Section 12—“Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase.

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes.

See Section 5—“Certain United States Federal Income Tax Consequences” of this Offer to Purchase.

To whom can I talk if I have questions about the Offer?

You may contact The Proxy Advisory Group, LLC, who is the information agent for the Offer, at the address and telephone numbers listed below if you have any questions about the Offer.

The Information Agent for the Offer is:

The Proxy Advisory Group, LLC

18 East 41st Street, Suite 2000

New York, NY 10017-6219

(844) 583-6337 (Toll Free)

(844) 5-TENDER (Toll Free)

s-vii

To:	All Holders of Common Stock of HeartWare International, Inc.

INTRODUCTION

Medtronic Acquisition Corp., a Delaware corporation (“Purchaser”), hereby offers to purchase all of the outstanding shares of common stock, $0.001 par value per share (the “Shares”), of HeartWare International, Inc., a Delaware corporation (“HeartWare”), at a price of $58.00 per Share, paid to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (“Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Purchaser is a newly formed corporation in connection with the Offer and the transactions contemplated by the Merger Agreement (as defined below), and is a wholly-owned subsidiary of Medtronic, Inc. (“Parent”). Parent is a Minnesota corporation and a wholly-owned subsidiary of Medtronic plc (“Medtronic”). Medtronic, a public limited company organized under the laws of Ireland, is a publicly held, medical technology company whose shares are traded on the New York Stock Exchange under the symbol “MDT.” In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser, and, where appropriate, Medtronic and Parent. For additional information about Medtronic, Parent and Purchaser, see Section 9—“Information Concerning Medtronic, Parent and Purchaser” of this Offer to Purchase

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 27, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and HeartWare. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into HeartWare (the “Merger”) without a vote of the stockholders of HeartWare in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with HeartWare continuing as the surviving corporation in the Merger (the “Surviving Corporation”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares (i) owned by HeartWare as treasury stock or owned by Parent or Purchaser, which Shares will be cancelled and retired and will cease to exist or (ii) held by a holder who properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, payable to the holder thereon, without any interest thereon, equal to the Offer Price (the “Merger Consideration”), upon the terms and subject to the conditions set forth in the Merger Agreement. As a result of the Merger, HeartWare will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. Stockholders who properly demand appraisal rights under the DGCL will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the Merger Consideration.

The Merger Agreement is more fully described in Section 12—“Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase.

Tendering stockholders whose Shares are registered in their own names and who tender their Shares directly to Computershare Trust Company, N.A. (the “Depositary”) in the Offer will not be obligated to pay brokerage fees or commissions, or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the sale of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institutions as to whether they charge any service fees or commissions. We will pay all fees and expenses of the Depositary and The Proxy Advisory Group, LLC, which is acting as the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 16—“Fees and Expenses” of this Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, immediately prior to the expiration of the Offer, (a) the number of Shares validly tendered and not properly withdrawn, together with any Shares then owned by Parent, Purchaser or any wholly-owned subsidiaries of Medtronic, constitute at least a majority of the Shares then outstanding (the “Minimum Condition”), and (b) approvals under applicable antitrust laws in Austria, Germany and Spain being obtained. The Offer was also conditioned on the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated. The applicable waiting period expired on July 25, 2016. We may waive any of the Offer Conditions (as defined below), other than the Minimum Condition, in whole or in part on the Expiration Date and in our sole discretion, subject in each case to the terms of the Merger Agreement. See Section 14—“Conditions of the Offer” of this Offer to Purchase.

On June 26, 2016, the board of directors of HeartWare unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of, HeartWare and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer and the Merger, and (iii) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares tender their Shares pursuant to the Offer, and if required by applicable law, adopt the Merger Agreement and approve the Merger. The factors considered by the board of directors of HeartWare in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of HeartWare accept the Offer and tender their Shares in the Offer are described in HeartWare’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the Securities and Exchange Commission (the “SEC”) and will be mailed to stockholders of HeartWare.

As provided in the Merger Agreement, as of the close of business on June 24, 2016, (a) 17,552,633 Shares were issued (and not held by HeartWare as treasury shares) and outstanding, (b) an aggregate of 2,136,454 Shares were reserved for future issuance under HeartWare’s equity plans, (c) 255,518 Shares were subject to outstanding options to acquire Shares, (d) 730,656 Shares were issuable upon the vesting of outstanding restricted stock units (assuming the achievement of all performance metrics in the case of restricted stock units that are subject to performance-based vesting) and (e) no preferred shares were issued and outstanding. Based upon the foregoing and the Shares currently held by Parent, and assuming that since June 24, 2016, no new Shares, options, restricted stock units or other equity securities (including Shares issuable upon exercise or settlement of any of the foregoing) have been issued, repurchased or redeemed, the Minimum Condition would be satisfied if at least 45.3% of the issued and outstanding Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer. The percentage of Shares required (for purposes of satisfying the Minimum Condition) to have been validly tendered and received and not properly withdrawn prior to the expiration of the Offer may be higher or lower depending on the actual number of Shares issued and outstanding at the Expiration Date.

The Offer is made only for Shares and is not made for any options or restricted stock units. Holders of unexercised options to acquire Shares may exercise such options (to the extent they are exercisable) in accordance with the terms of the applicable options and tender some or all of the Shares issued upon such exercise. See Section 12—“Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer are satisfied and Purchaser consummates the Offer, Parent and Purchaser will consummate the Merger, subject to the satisfaction or waiver of certain conditions, pursuant to Section 251(h) of the DGCL without the vote of the stockholders of HeartWare.

Certain U.S. federal income tax consequences to stockholders of the exchange of Shares pursuant to the Offer and the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences” of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read them carefully and in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the Offer Price for, all Shares that are validly tendered prior to the expiration of the Offer and not theretofore properly withdrawn in accordance with Section 3 of this Offer to Purchase. The scheduled time and date for the expiration of the Offer is the end of the day, immediately after 11:59 p.m. Eastern time on August 22, 2016, unless we extend the period of time during which the Offer is open in accordance with the terms of the Merger Agreement (such latest time and date at which the Offer, as may be extended, will expire, the “Expiration Date”).

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 14—“Conditions of the Offer” of this Offer to Purchase (collectively, the “Offer Conditions”).

If any of the Offer Conditions have not been satisfied or waived at any then scheduled Expiration Date, other than the Minimum Condition, we are required to extend the Offer for successive extension periods of not more than 10 business days each until such conditions have been satisfied. If the Minimum Condition is not satisfied as of any then scheduled Expiration Date and we are not otherwise obligated to extend the Offer (i) HeartWare may, so long as it has not effected a Change of Recommendation (as defined in Section 12—“Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase), request that we extend the Offer for up to two periods of 10 business days each until the Minimum Condition is satisfied or (ii) we may, in our sole discretion, extend the Offer for up to two periods of 10 business days each until the Minimum Condition is satisfied. In addition, we will extend the Offer (a) for any period required by (i) applicable law, (ii) applicable rules, regulations, interpretations or positions of the SEC or its staff or (iii) any of the rules and regulations, including listing standards, of The NASDAQ Stock Market LLC (“Nasdaq”), (b) until approvals under applicable antitrust laws in Austria, Germany and Spain have been obtained or (c) if at any then scheduled Expiration Date, HeartWare has brought an action to specifically enforce performance of the Merger Agreement by us, for the period during which such action is pending or as otherwise prescribed by the court presiding over such action. In no event will we be required to extend the Offer beyond the earlier of the termination of the Merger Agreement or January 31, 2017 (the “End Date”).

Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

Except as described in the next sentence, we may, at any time and from time to time, increase the Offer Price, waive any Offer Condition (except the Minimum Condition) or make any other changes in the terms and conditions of the Offer. Without the prior written consent of HeartWare, we will not:

•	decrease the Offer Price payable in the Offer;

•	change the form of consideration payable in the Offer (other than by adding non-cash consideration, so long as doing so does not materially impair or delay the consummation of the Offer or the Merger);

•	reduce the number of Shares sought to be purchased in the Offer;

•	impose any condition to the Offer in addition to the Offer Conditions;

•	amend or waive the Minimum Condition;

•	amend or modify the Offer Conditions in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of Parent or Purchaser to consummate the Offer;

•	extend the Expiration Date other than as required or allowed in the Merger Agreement; or

•	otherwise amend any other term of the Offer in a manner adverse to the holders of Shares.

If immediately prior to the Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

•	unless required to extend the Offer pursuant to the terms of the Merger Agreement, terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•	except as set forth above, including the restriction on waiving the Minimum Condition, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn;

•	extend the Offer in accordance with the terms of the Merger Agreement and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

Any extension, waiver, amendment or termination will be followed promptly by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m. Eastern time on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to Business Wire. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material Offer Condition, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of HeartWare in accordance with Section 251(h) of the DGCL.

HeartWare has provided us with its stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Procedures for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; or

•	for Shares held in book-entry form, either (a) a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (b) an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer,” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date.

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC (as defined below), is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation (as defined below)). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. No alternative, conditional or contingent tenders will be accepted. All tendering stockholders, by execution of the Letter of Transmittal (including by an Eligible Institution (as defined below)), waive any right to receive any notice of the acceptance of their Shares for payment.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (“DTC”) for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at DTC, either the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, together with any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Lost, Stolen or Destroyed Certificates. If any certificate(s) has been lost, stolen or destroyed, the stockholder should promptly notify HeartWare’s Transfer Agent, Computershare Trust Company, N.A. by calling (800) 962-4284 or (781) 575-3120. The stockholder then will be instructed as to the steps that must be taken in order to replace the certificate(s). The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any DTC participant whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal, or (2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each of the foregoing, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. You may not tender your Shares using a guaranteed delivery procedure.

Appointment as Proxy. By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint our designees as such stockholder’s agents, attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect thereof on or after the date hereof (collectively, “Distributions”)). All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares (and any and all Distributions) will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given or executed, will not be deemed effective). Our designees will be empowered to exercise all voting and other rights with respect to such Shares (and any and all Distributions), including, without limitation, in respect of any annual, special, adjourned or postponed meeting of HeartWare’s stockholders, by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. In order for the Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions), including, without limitation, voting at any meeting of HeartWare’s stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of HeartWare’s stockholders.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our reasonable discretion and our determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if our determination is challenged by a HeartWare stockholder. We reserve the absolute right to reject any or all tenders reasonably determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Medtronic, Parent, Purchaser, HeartWare, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Backup Withholding. In order to avoid “backup withholding” on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined for U.S. federal income tax purposes) surrendering Shares in the Offer must, unless an exemption applies and is proved in a manner satisfactory to us and the Depositary, provide the Depositary with a properly completed and signed IRS Form W-9 (as provided with the Letter of Transmittal), including such stockholder’s correct taxpayer identification number (“TIN”), certifying under penalties of perjury that such TIN is correct and providing certain other certifications. If a stockholder does not provide the Depositary with a properly completed and signed IRS Form W-9, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding, currently at a rate of 28%. Certain stockholders (including, among others, all corporations and certain foreign individuals and foreign entities) are not subject to backup withholding. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Non-U.S. stockholders should complete and sign an appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 and their instructions may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

3.	Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of Shares pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, at any time after September 24, 2016, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures, in which case a notice of withdrawal will be effective and proper if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase at any time prior to the Expiration Date.

We will determine in our sole discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if our determination is challenged by a HeartWare stockholder. None of Medtronic, Parent, Purchaser, HeartWare, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4.	Acceptance for Payment and Payment

Upon the terms and subject to the satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for purchase and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement, we expressly reserve the right, in our sole discretion, to delay acceptance for purchase of or payment for Shares in order to comply in whole or in part with any applicable law or if other conditions to our obligations described in Section 14—“Conditions of the Offer” of this Offer to Purchase are not satisfied. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer). If we are delayed in our acceptance for purchase of or payment for Shares or are unable to accept for purchase or pay for Shares pursuant to the Offer, then, without prejudice to our rights under the Offer and the Merger Agreement (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3—“Withdrawal Rights” of this Offer to Purchase.

In all cases, payment for Shares accepted for purchase pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates for such Shares or a Book-Entry Confirmation, (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for purchase of such Shares pursuant to the Offer (the date and time of acceptance for payment, the “Share Acceptance Time”). Purchaser’s acceptance for payment of Shares tendered in the Offer will constitute a binding agreement between Purchaser and each tendering stockholder. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payment from us and transmitting the Offer Price for Shares validly tendered and not properly withdrawn prior to the Expiration Date. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If any tendered Shares are not accepted for purchase pursuant to the terms and conditions of the Offer for any reason, promptly after the expiration or termination of the Offer, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the book-entry transfer procedures described in Section 2—“Procedures for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained at DTC).

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent, or to one or more affiliates of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser or Parent of their obligations under the Offer and will in no way impede or delay the consummation of the Offer or Merger or otherwise impede the rights of the stockholders of HeartWare.

5.	Certain United States Federal Income Tax Consequences

The following is a summary of certain (1) U.S. federal income tax consequences of the Offer and the Merger to stockholders whose Shares are exchanged for cash in the Offer or Merger and (2) U.S. federal income tax consequences to holders of Shares who properly perfect appraisal rights. This discussion is for general information only and is not tax advice. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders of Shares. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority and administrative rulings and practice, all of which are subject to differing interpretation and to change, possibly with retroactive effect. Any such change could alter the U.S. federal income tax consequences to the holders of the Shares.

For purposes of this discussion, the term “U.S. holder” refers to a beneficial owner of Shares that is:

•	a citizen or individual resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of Shares that is not a U.S. holder.

This discussion assumes that a holder holds its Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to a holder of Shares in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers or traders in securities or foreign currencies, persons who elect the mark-to-market method of accounting for their securities, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations (including private foundations), financial institutions, mutual funds, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, certain expatriates, persons who hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction and persons who acquired their Shares through the exercise of options or other compensation arrangements). In addition, this discussion does not address any aspect of state, local, foreign, estate or gift tax law or any consequences of the alternative minimum tax that may apply to holders of Shares.

If any entity that is treated as a partnership for U.S. federal tax purposes holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the entity. Stockholders that are partnerships for U.S. federal income tax purposes, and partners in such partnerships, should consult their tax advisor regarding the tax consequences to them of the Offer and the Merger.

U.S. Holders

The receipt of cash by a U.S. holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. holder’s adjusted tax basis in such Shares.

Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) exchanged pursuant to the Offer or the Merger. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Shares is more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. holders, including individuals, generally are eligible for U.S. federal income taxation at preferential rates. Certain limitations apply to the deductibility of a U.S. holder’s capital losses.

Non-U.S. Holders

Any gain realized by a non-U.S. holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a U.S. trade or business of such non-U.S. holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such non-U.S. holder in the United States), in which case the non-U.S. holder generally will be taxed in the same manner as U.S. holders (described above), except that if the non-U.S. holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time of the Merger, as the case may be, and certain other conditions are met, in which case the non-U.S. holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on the non-U.S. holder’s net gain realized.

Appraisal Rights

The above discussion does not apply to holders of Shares who properly perfect appraisal rights. Generally, a holder of Shares who perfects appraisal rights with respect to such holder’s Shares will recognize capital gain or loss equal to the difference between such holder’s tax basis in those Shares and the amount of cash received in exchange for those Shares, except that a portion of the cash received may be taxable as interest.

Information Reporting and Backup Withholding

Payments made to a holder of Shares upon such holder’s exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the cash consideration paid to a holder of Shares may be subject to backup withholding (currently at the rate of 28%). A U.S. holder will not be subject to backup withholding if the U.S. holder (i) furnishes a correct TIN and complies with certain certification procedures (generally, by providing a properly completed and executed IRS Form W-9, which will be included with the applicable Letter(s) of Transmittal to be returned to the Depositary); or (ii) otherwise establishes to the satisfaction of the Depositary that such U.S. holder is exempt from backup withholding tax.

A non-U.S. holder will not be subject to backup withholding if the non-U.S. holder certifies its exempt status by providing a properly executed IRS Form W-8BEN or Form W-8BEN-E, as applicable (or other applicable IRS Form W-8). We must report to the IRS and to each non-U.S. holder any interest (including imputed interest) that is paid to the non-U.S. holder. Copies of these information returns may also be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information.

Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally will be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability, provided that such holder timely and properly furnishes the required information to the IRS. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER. HOLDERS OF SHARES ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER OR MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE, GIFT AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are listed on Nasdaq under the symbol “HTWR.” The following table sets forth, for each of the periods indicated, the high and low intraday sale prices per Share as reported on Nasdaq:

	High	Low
Year Ended December 31, 2014
First Quarter	$105.84	$90.47
Second Quarter	97.60	80.15
Third Quarter	93.73	76.19
Fourth Quarter	86.92	69.05
Year Ended December 31, 2015:
First Quarter	$90.96	$70.92
Second Quarter	95.59	70.89
Third Quarter	94.15	50.03
Fourth Quarter	57.85	34.70
Year Ended December 31, 2016:
First Quarter	$49.35	$25.02
Second Quarter	57.92	25.31
Third Quarter (through July 25, 2016)	57.94	57.33

On June 24, 2016, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sale price on Nasdaq was $29.98 per Share. On July 25, 2016, the last full trading day before commencement of the Offer, the last reported sale price on Nasdaq was $57.82 per Share. The Offer Price represents a premium of approximately 93.5% over the last reported sale price of the Shares on Nasdaq on June 24, 2016 and a premium of approximately 87.5% over the volume-weighted average closing price for the Shares during the 30 days ended June 24, 2016. Stockholders are advised to obtain a recent reported sale price for the Shares in deciding whether to tender Shares in the Offer.

According to its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC, HeartWare historically has not declared or paid any cash dividends on the Shares and it does not intend to declare or pay any cash dividends on the Shares in the foreseeable future. Additionally, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Parent, HeartWare will not declare, set aside for payment of pay any dividend or other distribution in respect of any Shares or otherwise may any payments to stockholders in their capacity as such.

7.	Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations; Convertible Notes

Possible Effects of the Offer on the Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Delisting. The Shares are currently listed on Nasdaq. Immediately following the Effective Time (which is expected to occur as promptly as practicable following the acquisition of Shares pursuant to the Offer), the Shares will likely no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent (subject to any stockholders properly exercising appraisal rights under Delaware law). Immediately following the Effective Time, we intend to cause HeartWare to delist the Shares from Nasdaq.

While we intend to consummate the Merger as soon as practicable following consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market. If, as a result of the pursuant of shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on any such Nasdaq market, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued listing on any such Nasdaq market if, among other things, (i) the number of publicly held Shares were less than 500,000, (ii) the aggregate market value of the publicly held Shares were less than $1,000,000 or (iii) there were fewer than 300 stockholders.

If Nasdaq were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of HeartWare to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by HeartWare to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to HeartWare, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of HeartWare and persons holding “restricted securities” of HeartWare to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. We intend to cause HeartWare to apply for termination of registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

Margin Regulations. The Shares are currently “margin stock” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin stock” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

Convertible Notes. With respect to HeartWare’s 3.50% Convertible Senior Notes due 2017 (the “2017 Notes”) and its 1.75% Convertible Senior Notes due 2021 (together with the 2017 Notes, the “Convertible Notes”), HeartWare, the Surviving Corporation and Parent will take all necessary action to execute and deliver one or more supplemental indentures prior to the Effective Time to Wilmington Trust, N.A., as trustee of the Convertible Notes (the “Trustee”), to provide, among other things, that at and after the Effective Time, the right to convert the Convertible Notes shall be changed into a right to convert each $1,000 principal amount of Convertible Notes into cash in an amount equal to the then applicable conversion rate multiplied by the Offer

Price. Furthermore, HeartWare and the Surviving Corporation are obligated to take all such other actions as are required to comply with the applicable supplemental indentures. Prior to taking any such actions with respect to the Convertible Notes, HeartWare is required to consult with and reasonably cooperate with Parent with respect to such action.

8.	Information Concerning HeartWare

Except as otherwise stated in this Offer to Purchase, the information concerning HeartWare contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. The summary information set forth below is qualified in its entirety by reference to HeartWare’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of HeartWare and its business has been taken from HeartWare’s annual report on Form 10-K for the fiscal year ended December 31, 2015 and is qualified in its entirety by reference to such Form 10-K.

HeartWare was incorporated in Delaware on July 29, 2008 as a wholly-owned subsidiary of HeartWare Limited, a corporation incorporated in Australia on November 26, 2004. HeartWare’s Shares are traded on Nasdaq under the symbol “HTWR.” HeartWare’s principal offices are located at 500 Old Connecticut Path, Building A, Framingham, Massachusetts 01701 and its telephone number is (508) 739-0950. HeartWare’s website address is www.heartware.com.

HeartWare is a medical device company that develops and manufactures miniaturized implantable heart pumps, or ventricular assist devices, to treat patients suffering from advanced heart failure.

Available Information. HeartWare is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning HeartWare’s directors and officers, their remuneration, stock options and other matters, the principal holders of HeartWare’s securities and any material interest of such persons in transactions with HeartWare is required to be disclosed in HeartWare’s proxy statements distributed to HeartWare’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the above address. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including HeartWare, that file electronically with the SEC.

9.	Information Concerning Medtronic, Parent and Purchaser

General. Medtronic is an Irish public limited company with its principal executive offices located at 20 On Hatch, Lower Hatch Street, Dublin 2, Ireland. The telephone number at that location is +353 1 438-17000. Medtronic is among the world’s largest medical technology, services and solutions companies—alleviating pain, restoring health and extending life for millions of people around the world. Medtronic shares are traded on the New York Stock Exchange under the symbol “MDT.”

Parent is a Minnesota corporation with its principal executive offices located at 710 Medtronic Parkway, Minneapolis, Minnesota 55432. The telephone number at that location is (763) 514-4000. Parent is a wholly-owned subsidiary of Medtronic and is one of Medtronic’s principal operating subsidiaries.

Purchaser is a Delaware corporation with its principal executive offices located at 710 Medtronic Parkway, Minneapolis, Minnesota 55432. The telephone number at that location is (763) 514-4000. Purchaser is a wholly-owned subsidiary of Parent and was organized solely for the purpose of acquiring the Shares in the Offer. To date, Purchaser has not engaged in any activities other than those incidental to the Offer and the Merger Agreement and it is not anticipated that Purchaser will have any significant assets or liabilities (prior to the Share Acceptance Time), or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and Merger. Upon completion of the Merger, Purchaser’s separate corporate existence will cease and HeartWare will continue as the Surviving Corporation.

The name, business address, citizenship, present principal occupation or employment and five-year employment history of each of the executive officers and directors of Medtronic, Parent and Purchaser are set forth in Annex I to this Offer to Purchase.

None of Medtronic, Parent or Purchaser or, to the best knowledge of Medtronic, Parent and Purchaser, any of the persons listed in Annex I to this Offer to Purchase has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Past Contacts, Transactions, Negotiations and Agreements. Except as set forth in the Merger Agreement or as otherwise described in this Offer to Purchase, including, but not limited to, Section 11—“Background of the Offer; Contacts and Transactions with HeartWare” of this Offer to Purchase:

•	none of Medtronic, Parent, Purchaser or, to the best knowledge of Medtronic, Parent and Purchaser, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing (i) beneficially owns or has a right to acquire, directly or indirectly, any Shares, other than 821,768 Shares, or 4.7% of the total Shares outstanding as of June 24, 2016, beneficially owned by Parent; (ii) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of HeartWare (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); or (3) has effected any transaction in the Shares during the past 60 days;

•	during the past two years, none of Medtronic, Parent, Purchaser or, to the best knowledge of Medtronic, Parent and Purchaser, any of the persons listed in Annex I to this Offer to Purchase, has had any business relationship or transaction with HeartWare or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer; and

•	during the past two years, there have not been any negotiations, transactions or contacts between any of Medtronic, Parent, Purchaser or any of their respective subsidiaries or, to the best knowledge of Medtronic, Parent and Purchaser, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and HeartWare or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of HeartWare, any election of directors of HeartWare, or any sale or other transfer of a material amount of assets of HeartWare.

Stephen N. Oesterle is a former employee of Parent who retired from Parent effective October 31, 2015. Mr. Oesterle is a current director of HeartWare. During Parent’s 2015 fiscal year, Mr. Oesterle received cash compensation of less than $1,000,000 in the aggregate, together with a long-term incentive award that consisted of options to purchase 17,528 shares of Medtronic common stock and 3,984 restricted units. During Parent’s

2016 fiscal year, Mr. Oesterle received cash compensation of less than $1,000,000 in the aggregate, together with a long-term incentive award that consisted of options to purchase 35,483 shares of Medtronic common stock and 3,206 restricted units. During Parent’s current fiscal year, Mr. Oesterle has received retirement compensation of less than $60,000 in the aggregate.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Medtronic, Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Medtronic has filed electronically with the SEC.

10.	Source and Amount of Funds

We estimate, based on the information provided by HeartWare, that the total amount of funds required to purchase Shares tendered pursuant to the Offer and to consummate the Merger (including payments for options, restricted stock units and the Convertible Notes pursuant to the Merger Agreement) could be up to approximately $1.3 billion.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Medtronic, Parent and Purchaser currently have available to them, and Parent will cause Purchaser to have, (a) at the Share Acceptance Time, sufficient unrestricted funds to pay the aggregate Offer Price for all Shares validly tendered into the Offer, subject to the terms and conditions of the Offer and the Merger Agreement, and (b) at the Effective Time, sufficient unrestricted funds to pay in full the aggregate Merger Consideration, subject to the terms and conditions of the Merger Agreement.

None of Medtronic, Parent or Purchaser has any alternative financing plans in connection with the Offer or the Merger.

11.	Background of the Offer; Contacts and Transactions with HeartWare

Background of the Offer

Medtronic, Parent and their subsidiaries (for purposes of this Section, “Medtronic”) regularly review and consider strategic transactions, including investments and acquisitions of third party companies and technologies, and other business initiatives intended to create or enhance stockholder value. Pursuant to such discussions, management of Medtronic determined in July 2015 that it had a potential interest in pursuing a transaction involving HeartWare. The following is a description of contacts between representatives of Medtronic with representatives of HeartWare that resulted in the execution of the Merger Agreement and the agreements related to the Offer. The following chronology does not purport to catalogue every conversation among the representatives of Medtronic and HeartWare. For a review of HeartWare’s additional activities relating to these contacts, please refer to HeartWare’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

In late July 2015, Michael Coyle, Executive Vice President and President of Medtronic’s Cardiac and Vascular Group, Chris Cleary, Vice President of Corporate Development at Parent, John Liddicoat, President of Medtronic’s Cardiac Rhythm and Heart Failure business, and Tom Vassiliades, Vice President, Medical Affairs, Structural Heart at Medtronic, met with Doug Godshall, HeartWare’s President and Chief Executive Officer, to discuss ways the organizations could potentially work together. During this meeting, Mr. Godshall indicated that HeartWare was open to further exploration of ways the two organizations could work together.

In January 2016, management of Medtronic again evaluated its interest in pursuing a transaction involving HeartWare and on January 9, 2016, Mr. Liddicoat contacted Mr. Godshall to propose a discussion between the two. Medtronic intended to discuss partnership opportunities between the two companies and to learn more about the events leading to the suspension of HeartWare’s MVAD clinical trial. Mr. Godshall discussed the status of HeartWare’s ongoing clinical trials and provided an update on HeartWare’s pending acquisition of Valtech Cardio, Ltd, which was publicly announced in September 2015.

On January 15, 2016, at the request of Mr. Liddicoat, Mr. Godshall contacted Mr. Liddicoat and indicated that HeartWare would be open to exploring ways that Medtronic and HeartWare could create value together. Both parties agreed to arrange a more detailed review of HeartWare’s research and development and clinical efforts.

On January 18, 2016, at the request of Mr. Liddicoat, Mr. Godshall and Mr. Liddicoat had a call to discuss potential joint marketing activities. During this discussion, in anticipation of providing confidential information to Medtronic, Mr. Godshall suggested that HeartWare and Medtronic sign a confidentiality agreement.

In advance of their upcoming meeting, Parent and HeartWare, Inc., a wholly-owned subsidiary of HeartWare, negotiated and signed a confidential disclosure agreement on January 19, 2016.

On January 26, 2016, Mr. Liddicoat, on behalf of Medtronic, submitted a list of discussion topics to Mr. Godshall, including questions relating to HeartWare’s clinical trials, research and development activities and quality initiatives.

On January 27, 2016, Mr. Godshall, Mr. Liddicoat and Mr. Cleary met in-person in Minneapolis to discuss HeartWare’s current clinical and research and development plans and the status of ongoing trials and quality remediation efforts. Several functional leads from Medtronic’s Cardiac Rhythm and Heart Failure business as well as David Steinhaus, the General Manager of Medtronic’s Heart Failure business, were also in attendance. Mr. Godshall informed the Medtronic team that he would mention his discussions with Medtronic on a telephonic meeting with HeartWare’s board of directors that had been previously scheduled for that evening.

On January 27, 2016, a representative of Medtronic contacted Mr. Godshall to request additional non-public information, which Mr. Godshall subsequently provided in summary form.

On January 29, 2016, Mr. Cleary called Mr. Godshall to inform him that senior management of Medtronic intended to meet in the coming days to discuss, among other things, potential strategic transactions involving HeartWare.

On February 3, 2016, Mr. Cleary discussed with Mr. Godshall by telephone Medtronic’s intentions regarding timing and internal process relating to a potential relationship between HeartWare and Medtronic.

Between February 3, 2016 and April 28, 2016 Medtronic had various internal reviews and discussions prior to submitting its initial proposal to HeartWare.

On April 21, 2016, Mr. Liddicoat contacted Mr. Godshall and indicated that he would like to meet during the week of April 25, 2016 to discuss how he thought HeartWare and Medtronic could best work together going forward.

On April 28, 2016, Mr. Liddicoat and Mr. Cleary met with Mr. Godshall at an in-person meeting in Washington, D.C. to convey Medtronic’s interest in pursuing an acquisition of HeartWare and deliver to Mr. Godshall a letter describing its proposal. The letter indicated a price of up to $48.00 per Share, payable in cash, for 100% of the outstanding Shares, a 49% premium based on the average trading price of the Shares over the preceding 30 days, subject to completion by Medtronic of a due diligence review (including the status of HeartWare’s efforts to obtain destination therapy approval in the U.S. and MVAD research and development activities), the negotiation of definitive agreements and receipt of all required approvals. Medtronic also expressed its readiness to immediately engage with HeartWare and its advisors regarding its proposal and its expectation that its due diligence review could be completed and a definitive agreement negotiated by June 30, 2016. The letter sought an exclusivity period during which Medtronic would conduct due diligence and the parties would work to negotiate a definitive merger agreement. Medtronic also provided Mr. Godshall with a high-level due diligence request list.

On May 9, 2016, Mr. Cleary sent Mr. Godshall an e-mail inquiring about HeartWare’s response to the letter. Mr. Godshall informed Mr. Cleary via e-mail that HeartWare’s board of directors was still reviewing the proposal.

On May 10, 2016, in response to another inquiry from Mr. Cleary, Mr. Godshall informed Mr. Cleary by telephone that HeartWare’s board of directors were still considering Medtronic’s proposal. Mr. Godshall did, however, note that HeartWare’s board of directors was planning to reconvene over the subsequent week to further consider the proposal.

On May 19, 2016, Mr. Godshall contacted Mr. Cleary by telephone to inform him that HeartWare’s board of directors had concluded that Parent’s proposed purchase price of $48.00 per Share undervalued the Company and that the Company was not prepared to engage in negotiations on that basis. During that call, Mr. Cleary expressed a continued interest to proceed with a transaction and discussed with Mr. Godshall how best to facilitate further engagement between the parties with the objective of Medtronic proposing a price that might be acceptable to HeartWare’s board of directors.

On May 22, 2016, Mr. Cleary and Mr. Godshall had a phone conversation, during which Mr. Cleary sought guidance from Mr. Godshall regarding what price would be acceptable to HeartWare’s board of directors. Mr. Godshall noted that there was not a consensus at the board regarding the price at which HeartWare would be willing to pursue a transaction.

On May 23, 2016, HeartWare proposed that the parties enter into, and delivered to Medtronic, a draft confidentiality agreement that would replace the confidential disclosure agreement that had been executed on January 19, and contained terms customary for a sale transaction, including a standstill provision. That agreement was not executed, primarily because Medtronic was unwilling to agree to any provisions that would restrict its ability to approach HeartWare’s stockholders directly regarding its interest in acquiring HeartWare. Mr. Godshall informed Mr. Cleary by telephone that HeartWare would move forward with a planned meeting without a revised confidentiality agreement in place.

On May 26, 2016, Mr. Godshall and Peter McAree, HeartWare’s Chief Financial Officer, met with Mr. Liddicoat, Mr. Cleary and several functional leads from Medtronic’s Cardiac Rhythm and Heart Failure Group in Minneapolis. During this meeting, HeartWare provided Medtronic with information regarding its MVAD program, its supplemental ENDURANCE clinical trial, warning letter remediation efforts and its expectations for its second fiscal quarter financial performance.

On May 31, 2016, Mr. Cleary provided Mr. Godshall, via email, with a revised, non-binding written proposal to acquire 100% of the outstanding Shares for $50.50 per Share, payable in cash. Mr. Godshall confirmed receipt of the updated proposal and informed Mr. Cleary that HeartWare’s board of directors had a regularly scheduled meeting on June 1 and 2, 2016, at which they would review and discuss Medtronic’s revised proposal. Later that day, Mr. Cleary and Mr. Godshall discussed by telephone timing and next steps regarding the on-going discussions, and Mr. Godshall informed Mr. Cleary that HeartWare had engaged Perella Weinberg Partners LP as its financial advisor.

On June 3, 2016, Mr. Godshall advised Mr. Cleary that the proposed $50.50 per Share price in the revised May 31 proposal was not acceptable to HeartWare’s board of directors, but that the board had authorized the Company’s management to continue to negotiate with Medtronic with the goal of obtaining a per Share price in the mid $60s. Mr. Godshall and Mr. Cleary also discussed the possibility of including a contingent value right (“CVR”) as part of the consideration to be paid by Medtronic to HeartWare’s stockholders. Mr. Godshall noted

that if a CVR was included, the aggregate purchase price paid to HeartWare’s stockholders would need to be higher to reflect the increased risk associated with a CVR (relative to cash consideration).

On June 6, 2016, Mr. Godshall and Mr. Cleary spoke again by telephone. On that call, Mr. Cleary advised Mr. Godshall that Medtronic was prepared to revise its proposal to acquire HeartWare by increasing the proposed cash per Share price to $53.00 and including a CVR that would entitle HeartWare’s stockholders to an additional cash payment upon the occurrence of certain events. Mr. Cleary also indicated that Parent was not prepared to pay a per Share price in the $60.00 price range or more under any circumstance, and that Medtronic was still open to negotiating a per Share price that consisted solely of cash consideration.

On June 7, 2016, Mr. Cleary sent a letter to HeartWare containing the proposal he had communicated orally to Mr. Godshall on June 6, 2016, to acquire 100% of the outstanding Shares at a price of $53.00 per Share in cash, plus a CVR entitling each holder to a cash payment of $5.00 per Share upon the first patient enrollment in a human clinical trial, on or before June 30, 2018, of a Fully Implantable Left Ventricular Assist System, with such trials designed to support the issuance of a CE Mark, assuming favorable results. This letter also stated that Medtronic believed that HeartWare’s stockholders would find its proposal extremely attractive, and reserved Medtronic’s right to engage directly with HeartWare’s stockholders if the parties were not able to conclude a privately negotiated transaction. The letter further reiterated that Medtronic would not increase its per Share price to the $60.00 price range under any circumstance.

On June 8, 2016, Mr. Godshall contacted Mr. Cleary by telephone and proposed that a closing cash payment of $55.50 per Share, a CVR for an additional $4.00 per Share, tied to clinical progress on a Fully Implantable Left Ventricular Assist System, and a commitment to distribute to HeartWare’s stockholders any amounts received by HeartWare in respect of its debt and equity investments in Valtech Cardio Ltd. could be a path to agreement on price, subject to the approval of HeartWare’s board of directors. Mr. Godshall followed the conversation with an e-mail to Mr. Cleary summarizing what he had communicated by telephone.

On June 10, 2016, Mr. Godshall received a telephone call from Mr. Cleary who stated that Medtronic preferred a more streamlined, cash consideration transaction as compared to the inclusion of a CVR and other contingent payments, and that Medtronic’s best and final proposal was to acquire all outstanding Shares for $58.00 per Share in cash, subject to completion of its confirmatory due diligence review and the other conditions contained in its previous letters. Mr. Cleary also conveyed Medtronic’s request to proceed expeditiously and announce the transaction by June 27, 2016. Mr. Godshall indicated that he would need to discuss this revised proposal with HeartWare’s board of directors.

On June 11, 2016, Mr. Godshall notified Mr. Cleary by telephone that HeartWare’s board of directors convened to discuss the revised proposal and had authorized HeartWare’s management to proceed with negotiations on the basis of the revised proposal. Mr. Godshall also indicated that the HeartWare team was prepared to immediately accommodate Medtronic’s due diligence requests. Later that day, Mr. Cleary sent a due diligence request list to Mr. Godshall.

On June 13, 2016, HeartWare’s outside legal counsel, Shearman & Sterling LLP (“Shearman”), contacted Medtronic’s outside legal counsel, Ropes & Gray LLP (“Ropes & Gray”), regarding HeartWare’s desire to enter into a new confidentiality agreement with Medtronic and delivered a draft of this agreement intended to supersede the confidential disclosure agreement dated January 19, 2016.

On June 14, 2016, HeartWare opened an electronic data room to Medtronic’s management and its representatives.

Also on June 14, 2016, Ropes & Gray delivered a proposed revision of the draft confidentiality agreement to Shearman. Following discussions between Mr. Cleary and Mr. Godshall later that day regarding the confidentiality agreement, Ropes & Gray sent a further revised draft to Shearman. Following receipt of this draft, Shearman advised Ropes & Gray that HeartWare would continue to rely on the confidential disclosure agreement dated January 19, 2016.

Between June 14, 2016 and June 23, 2016, Medtronic conducted its due diligence review, including several days of face-to-face discussions with members of HeartWare management followed by two days of calls among representatives of each company with expertise in specific areas.

On June 16, 2016, a draft merger agreement prepared by Ropes & Gray was distributed to Shearman. The draft merger agreement contemplated an all-cash transaction effected through a cash tender offer for all outstanding Shares and proposed a termination fee equal to 3.75% of the purchase price.

On June 20, 2016, Shearman sent Ropes & Gray a proposed revision of the merger agreement. In the revision, HeartWare proposed a termination fee equal to 2% of the purchase price.

Between June 21, 2016 and June 24, 2016, Ropes & Gray and Shearman exchanged drafts of the merger agreement and disclosure schedules and representatives from each firm engaged in several conference calls to discuss open issues, including, but not limited to, the size of the termination fee and the triggers for its payment, the definition of material adverse event, the “no shop” provision, including among other things, the length of the notice period of Medtronic’s right to match a superior proposal, and closing conditions for the transaction.

On June 23, 2016, representatives from Medtronic, HeartWare, Ropes & Gray and Shearman joined a conference call to discuss legal due diligence matters.

On June 24, 2016, Medtronic’s board of directors met in person to review and discuss the terms of the proposed transaction. Medtronic’s senior management provided input to Medtronic’s board of directors relating to the proposed transaction. After a full discussion, Medtronic’s board of directors approved the terms of the proposed transaction and delegated authority to Omar Ishrak, Medtronic’s Chairman and Chief Executive Officer, Karen Parkhill, Executive Vice President and Chief Financial Officer of Medtronic, and Mr. Cleary to negotiate the final terms.

On June 24, 2016, Mr. Godshall and Mr. Cleary had a call to discuss the remaining principal open points on the merger agreement, including the timing of the commencement of the Offer and the size of the termination fee to be paid by HeartWare were it to terminate the merger agreement to accept a superior proposal. Mr. Cleary and Mr. Godshall reached a verbal agreement on the open points, including on a 2.5% termination fee.

Between June 25 and June 26, 2016, representatives from Medtronic, Ropes & Gray, Shearman and HeartWare negotiated the final form of the merger agreement and disclosure schedules. Among other things, Medtronic and HeartWare negotiated that the termination fee would be equal to $27,500,000.

On June 26, 2016, Mr. Godshall informed Mr. Cleary that HeartWare’s board of directors had formally approved the proposed transaction.

The Merger Agreement was signed on June 27, 2016, and Medtronic and HeartWare issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(1)(F) to the Schedule TO filed with the SEC and is incorporated by reference herein.

Contacts and Transactions with HeartWare

As of the date of this Offer to Purchase, Medtronic, Parent and Purchaser have not entered into any agreement, arrangement or understanding with any members of HeartWare management regarding employment or consultancy with the Surviving Corporation. Medtronic and Parent may seek to retain certain members of the HeartWare management team following consummation of the Merger. As part of these retention efforts, Medtronic and Parent may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with HeartWare executive officers and other key HeartWare employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the consummation of the Merger. See Section 12—“Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase.

12.	Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions

Purpose of the Offer

The purpose of the Offer is to enable Parent, through Purchaser, to acquire control of HeartWare and the Offer would be the first step in Parent’s acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following consummation of the Offer, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in HeartWare or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in HeartWare. Similarly, after tendering your Shares in the Offer or conversion of your Shares in the subsequent Merger, you will not bear the risk of any decrease in the value of HeartWare.

The Merger Agreement

The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is an exhibit to the Schedule TO and which is hereby incorporated in this Offer to Purchase by reference. Copies of the Schedule TO together with all exhibits thereto, including the Merger Agreement, may be obtained and examined as set forth in Section 9—“Information Concerning Medtronic, Parent and Purchaser” of this Offer to Purchase. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged (the “Company Disclosure Schedule”), which has been omitted pursuant to Item 601(b)(2) of Regulation S-K. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of HeartWare, Parent, Purchaser or their respective affiliates without considering the entirety of public disclosure by HeartWare and Medtronic as set forth in their respective SEC filings. Stockholders should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer no later than July 26, 2016 and that, upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the Offer Conditions, Purchaser will purchase, and Parent will cause Purchaser to purchase, all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the scheduled Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. The Offer Conditions are set forth in Section 14—“Conditions of the Offer” of this Offer to Purchase.

If any of the Offer Conditions have not been satisfied or waived at any then scheduled Expiration Date, other than the Minimum Condition, we are required to extend the Offer for successive extension periods of not more than 10 business days each until such conditions have been satisfied. If the Minimum Condition is not satisfied as of any then scheduled Expiration Date and we are not otherwise obligated to extend the Offer (i) HeartWare may, so long as they have not effected a Change of Recommendation (as defined below), request that we extend the Offer for up to two periods of 10 business days each until the Minimum Condition is satisfied or (ii) we may, in our sole discretion, extend the Offer for up to two periods of 10 business days each until the Minimum Condition is satisfied. In addition, we will extend the Offer (a) for any period required by (i) applicable law, (ii) applicable rules, regulations, interpretations or positions of the SEC or its staff or (iii) any of the rules and regulations, including listing standards, of Nasdaq, (b) until approvals under applicable antitrust laws in Austria, Germany and Spain have been obtained or (c) if at any then scheduled Expiration Date, HeartWare has brought an action to specifically enforce performance of the Merger Agreement by us, for the period during which such action is pending or as otherwise prescribed by the court presiding over such action. In no event will we be required to extend the Offer beyond the earlier of the termination of the Merger Agreement or the End Date.

Except as described in the next sentence, we may, at any time and from time to time, increase the Offer Price, waive any Offer Condition (except the Minimum Condition) or make any other changes in the terms and conditions of the Offer. Without the prior written consent of HeartWare, we will not:

•	decrease the Offer Price payable in the Offer;

•	change the form of consideration payable in the Offer (other than by adding non-cash consideration, so long as doing so does not materially impair or delay the consummation of the Offer or the Merger);

•	reduce the number of Shares sought to be purchased in the Offer;

•	impose any condition to the Offer in addition to the Offer Conditions;

•	amend or waive the Minimum Condition;

•	amend or modify the Offer Conditions in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of Parent or Purchaser to consummate the Offer;

•	extend the Expiration Date other than as required or allowed in the Merger Agreement; or

•	otherwise amend any other term of the Offer in a manner adverse to the holders of Shares.

If immediately prior to the Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

•	unless required to extend the Offer pursuant to the terms of the Merger Agreement, terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•	except as set forth above, including the restriction on waiving the Minimum Condition, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn;

•	extend the Offer in accordance with the terms of the Merger Agreement and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

The Merger. The Merger Agreement provides that, following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with DGCL, at the Effective Time, Purchaser will be merged with and into HeartWare, and, as a result of the Merger, the separate corporate existence of Purchaser will cease, and HeartWare will continue as the Surviving Corporation. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following consummation of the Offer upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Conditions Precedent to the Merger. The Merger Agreement provides that the obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions:

(a) no governmental entity having jurisdiction over HeartWare, Parent or Purchaser shall have enacted any law or order, injunction, judgment decree or ruling, or taken any other action enjoining or otherwise prohibiting consummation of the Merger on the terms contemplated by the Merger Agreement; and

(b) that the Shares validly tendered pursuant to the Offer and not properly withdrawn will have been accepted for payment and paid for pursuant to the Offer and the terms of the Merger Agreement; provided, however, that neither Parent nor Purchaser will be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, Purchaser will have failed to purchase any of the Shares validly tendered and not withdrawn pursuant to the Offer.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Share Acceptance Time:

(a) by mutual written consent of HeartWare and Parent;

(b) by either HeartWare or Parent:

(i) if as a result of the failure of any of the Offer Conditions, the Offer has terminated or expired (after giving effect to any extensions) without Purchaser having purchased any Shares pursuant to the Offer on or prior to the End Date (provided that the terminating party’s material breach of the Merger Agreement did not cause or result in the failure of such conditions to be satisfied); or

(ii) if any governmental entity having jurisdiction over HeartWare, Parent or Purchaser has enacted or issued any law or order, injunction, judgment, decree or ruling, or taken any other material action such that condition (a) to the Merger described above would not be satisfied;

(c) by HeartWare:

(i) if prior to the Share Acceptance Time, there has been a breach of the Merger Agreement by Purchaser or Parent, or if any representation or warranty made by Purchaser or Parent is untrue, and such breach or failure to be true would reasonably be expected to have a material adverse change in, or material adverse effect on, the ability of Parent or Purchaser to consummate the Offer or the Merger, including any such change or effect that prevents, materially delays or materially impedes Parent’s or Purchaser’s ability to consummate the Offer or the Merger, provided that if such breach or inaccuracy is capable of being cured prior to the earlier of the End Date or 20 business days from the date HeartWare gives Parent notice in writing of such breach or inaccuracy, HeartWare cannot terminate the Merger Agreement prior to such date if Purchaser and Parent are taking reasonable best efforts to cure such breach or inaccuracy, and cannot terminate the Merger Agreement after such date if such breach or inaccuracy is cured at or prior to such date, in any case only if HeartWare has not materially breached the Merger Agreement;

(ii) if prior to the Share Acceptance Time, HeartWare accepts a Superior Proposal (as defined below) pursuant to the terms described below under “Alternative Acquisition Proposals”; or

(iii) if (a) Purchaser fails to commence the Offer by 5:30 p.m. Eastern Time on August 2, 2016 (provided such failure to commence the Offer is not a result of HeartWare’s breach of certain provisions of the Merger Agreement), (b) Purchaser terminates or makes any change to the Offer in breach of the terms of the Merger Agreement, or (c) Purchaser breaches its obligations to accept for purchase all Shares validly tendered and not properly withdrawn in the Offer;

(d) by Parent or Purchaser:

(i) if there has been a breach of the Merger Agreement by HeartWare, or if any representation or warranty made by HeartWare is untrue, such that an Offer Condition would not be satisfied, provided that if such breach or inaccuracy is capable of being cured prior to the earlier of the End Date or 20 business days from the date Parent gives HeartWare notice in writing of such breach or inaccuracy,

Purchaser or Parent cannot terminate the Merger Agreement prior to such date if HeartWare is taking reasonable best efforts to cure such breach or inaccuracy, and cannot terminate after such date if such breach or inaccuracy is cured at or prior to such date, in any case only if Purchaser or Parent have not materially breached the Merger Agreement; or

(ii) if prior to the Share Acceptance Time, HeartWare’s board of directors has made a Change of Recommendation (as defined below).

Effect of Termination. In the event that the Merger Agreement is terminated for any reason set forth above, the Merger Agreement will become null and void, and there will be no liability on the part of Purchaser, Parent or HeartWare (or any of their respective directors, officers, employees, stockholders, representatives, agents or advisors), except for with respect to Purchaser, Parent and HeartWare, certain enumerated exceptions; provided, however, that such termination will not relieve any party from liability for intentional and material breach of the Merger Agreement or fraud.

Fees and Expenses; Termination Fee. The Merger Agreement provides that, except as described below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses whether or not the Merger or any of the other transactions contemplated by the Merger Agreement is consummated.

The Merger Agreement provides that HeartWare will pay Parent a termination fee of $27,500,000 in cash if the Merger Agreement is terminated: (1) by HeartWare pursuant to clause (c)(ii) under “Termination of the Merger Agreement” above, (2) by Parent pursuant to clause (d)(ii) under “Termination of the Merger Agreement” above, (3) by Parent pursuant to clause (b)(i) under “Termination of the Merger Agreement” above, following a knowing, material breach by HeartWare or its subsidiaries or representatives of its restrictions described under “Alternative Acquisition Proposals” below or (4) (x) by (A) HeartWare or Parent pursuant to clause (b)(i) under “Termination of the Merger Agreement” above (but only as a result of a failure of the Minimum Condition or a failure of the conditions set forth in clauses (c)(ii), (iii) and (v) under Section 14—“Conditions of the Offer” of this Offer to Purchase), or (B) by Parent or Purchaser pursuant to clause (d)(i) under “Termination of the Merger Agreement” above, if (y) there has been publicly disclosed after the date of the Merger Agreement and prior to the date of termination of the Merger Agreement an Acquisition Proposal (as defined below) that remains outstanding and not withdrawn as of the date of termination of the Merger Agreement and (z) within 12 months after such termination of the Merger Agreement, HeartWare enters into a definitive agreement with respect to a Qualifying Transaction (as defined below) or consummates a Qualifying Transaction (in each case regardless of whether the Qualifying Transaction is the Acquisition Proposal referred to in clause (y)). “Qualifying Transaction” means any acquisition of (i) 50% or more of the outstanding Shares pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving HeartWare or (ii) all or substantially all of the assets of HeartWare and its subsidiaries, taken as a whole.

The termination fee is payable concurrently with the termination by HeartWare described in clause (1) above, within one business day after the termination by Parent described in clauses (2) and (3) above and within one business day after HeartWare executes and delivers a definitive agreement with respect to (or, if earlier, consummates) a Qualifying Transaction in connection with a termination described in clause (4) above.

Alternative Acquisition Proposals. The Merger Agreement requires HeartWare to cease all existing discussions and negotiations with any persons (other than Parent, Purchaser or any affiliates thereof) with respect to any proposal that constitutes, or would reasonably be expected to lead to:

•	an offer or proposal to acquire beneficial ownership (as defined in Section 13(d) of the Exchange Act) of 20% or more of the Shares pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction or series of related transactions involving HeartWare; or

•	an offer or proposal to acquire 20% or more of the assets of HeartWare and its subsidiaries, taken as a whole.

Each of the above bullet points is referred to in the Merger Agreement and the Offer as an “Acquisition Proposal.”

Except as provided in the following two paragraphs, from the date of the Merger Agreement until the earlier of termination of the Merger Agreement or the Share Acceptance Time, HeartWare and its subsidiaries will not, and will use reasonable best efforts to cause their respective representatives not to, directly or indirectly:

•	initiate, solicit or knowingly encourage or facilitate or participate or engage in any negotiations, inquiries or discussions with respect to any Acquisition Proposal;

•	in connection with any Acquisition Proposal or proposal reasonably likely to lead to an Acquisition Proposal, disclose or furnish any nonpublic information or data to any person concerning HeartWare’s business or properties or afford any person other than Parent or its representatives access to its properties, books or records, except as required by a governmental demand for information;

•	enter into or execute, or propose to enter into or execute, any agreement relating to an Acquisition Proposal; or

•	publicly approve, endorse, recommend or make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal or any offer or proposal relating to an Acquisition Proposal other than with respect to the Offer, the Merger or the transactions contemplated by the Merger Agreement.

However, these restrictions will not prohibit HeartWare or HeartWare’s board of directors from taking and disclosing to HeartWare’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder.

If at any time following the date of the Merger Agreement and prior to the Share Acceptance Time, HeartWare is contacted by a third party expressing an interest in discussing an Acquisition Proposal or receives an Acquisition Proposal, in each case, that is not the result of any material breach by HeartWare of the non-solicitation obligations of the Merger Agreement, HeartWare and its board of directors may participate or engage in negotiations, inquiries or discussions (including, as a part thereof, making any counterproposal) with, or disclose or furnish any nonpublic information and data to, such third party (but only after such third party enters into a confidentiality agreement no less restrictive in terms of confidentiality than the Confidentiality Agreement between HeartWare, Inc. and Parent described below, which may not provide for an exclusive right to negotiate with HeartWare) making such contact or making such Acquisition Proposal and their respective representatives and potential sources of financing, if, and only if, prior to the Share Acceptance Time, HeartWare’s board of directors determines in good faith, after consultation with financial advisors, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below) and the HeartWare board of directors determines in good faith, after consultation with counsel, that failure to participate in such negotiations, inquiries or discussions, disclose or furnish such information, would reasonably be expected to violate the fiduciary duties of HeartWare’s directors under applicable law,

HeartWare will within 24 hours after receipt notify Parent in writing in the event HeartWare receives (i) any Acquisition Proposal or (ii) any request for nonpublic information relating to HeartWare or its subsidiaries other than requests for information in the ordinary course of business or, in the good faith judgment of HeartWare’s board of directors, unrelated to an Acquisition Proposal. HeartWare will (a) notify Parent in writing, within 24 hours, of any decision of HeartWare’s board of directors as to whether to enter into discussions or negotiations with any third parties concerning any Acquisition Proposal or to disclose or furnish nonpublic information with respect to HeartWare or any of its subsidiaries, (b) provide Parent with written notice setting forth all such information (including the identity of the third party making such Acquisition Proposal) as is reasonably necessary to keep Parent informed of the status and material terms of any such Acquisition Proposal and of any material amendments thereto, (c) promptly provide Parent a copy of all written information provided by or on behalf of such third party in connection with any Acquisition Proposal or provided by or on behalf of HeartWare or its representatives to such third party (other than any information which has previously been made available to

Parent or its representatives), and (d) notify Parent within 24 hours of any determination by HeartWare’s board of directors that such Acquisition Proposal constitutes a Superior Proposal (as defined below). HeartWare and its subsidiaries will not enter into any agreement with any third party subsequent to the date of the Merger Agreement that restricts HeartWare’s ability to provide such information to Parent, and, if HeartWare is a party to any agreement that prohibits HeartWare from providing such information to Parent, prior to providing nonpublic information to, or engaging in discussions or negotiations with, the counterparty to such agreement, HeartWare will obtain approval from the counterparty to such agreement to allow HeartWare to provide such information to Parent.

A “Superior Proposal” is defined in the Merger Agreement to mean (i) an Acquisition Proposal to acquire (a) beneficial ownership (as defined in the Exchange Act) of 50% or more of the Shares pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction or series of related transactions involving HeartWare or (b) 50% or more of the assets of HeartWare and its subsidiaries, taken as a whole, and (ii) which HeartWare’s board of directors determines, after consultation with its outside legal counsel and financial advisors, and after taking into account all of the terms and conditions of the Acquisition Proposal and all financial, legal, regulatory, and other aspects of the Acquisition Proposal, is more favorable to HeartWare stockholders than the transactions contemplated by the Merger Agreement.

In the Merger Agreement, HeartWare has agreed that neither HeartWare’s board of directors nor any committee thereof will, unless the Merger Agreement has been properly terminated (as described above under “Termination of the Merger Agreement”), (a) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, in a manner adverse to Parent or Purchaser, its recommendation to HeartWare stockholders to tender their Shares pursuant to the Offer (the “HeartWare Board Recommendation”), (b) make any public disclosure inconsistent with the HeartWare Board Recommendation, or, fail to reaffirm the HeartWare Board Recommendation following the public announcement of an Acquisition Proposal within two business days of a written request by Parent, (c) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal or (d) in the event of a tender offer or exchange offer for any outstanding Shares, fail to recommend against such tender offer or exchange offer within 10 business days of the commencement thereof (any action referred to in the foregoing clauses (a) - (d) being referred to as a “Change of Recommendation”) or (e) approve or recommend, or publicly propose to approve or recommend, or allow HeartWare to enter into any contract, agreement or understanding related to, intended to or reasonably expected to lead to, an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement.

Notwithstanding the restrictions described in the preceding paragraph, prior to the Share Acceptance Time, if HeartWare’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor (in the case of clause (i) below) that (i) (x) a written Acquisition Proposal received by HeartWare constitutes a Superior Proposal and (y) the failure to take such action would reasonably be expected to violate the fiduciary duties of HeartWare’s directors under applicable law, or (ii) in the absence of an Acquisition Proposal, due to events, facts or developments not known by HeartWare or, in the estimation of HeartWare’s board of directors, not reasonably likely to occur, as of the date of the Merger Agreement (which events, facts or developments do not relate to (A) any Acquisition Proposal, (B) any events, facts or developments relating to Parent, Purchaser or any of their affiliates, (C) clearance of the Merger under applicable antitrust laws or (D) the mere fact that HeartWare meets or exceeds any internal or published financial or operating metrics or changes in the market price or trading value of the Shares or HeartWare’s credit rating (but not including the underlying cause thereof)) the failure to take such action would reasonably be expected to violate the fiduciary duties of HeartWare’s directors under applicable law, HeartWare’s board of directors may:

a) make a Change of Recommendation; or

b) in the case of clause (i) above, terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal.

However, HeartWare may not terminate the Merger Agreement pursuant to clause (b) unless, in advance of or concurrently with such termination, HeartWare (1) pays the termination fee (described above) required by the Merger Agreement, (2) simultaneously with such termination enters into a merger agreement, agreement in principle, acquisition agreement, purchase agreement or other similar agreement relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”) and (3) terminates the Merger Agreement pursuant to clause (c)(ii) under “Termination of the Merger Agreement” above. In addition, HeartWare’s board of directors may not effect a Change of Recommendation pursuant to clause (a) above or terminate the Merger Agreement pursuant to clause (b) above unless:

1) HeartWare shall have provided prior written notice to Parent at least 5 calendar days in advance (the “Notice Period”) of its intention to take such action with respect to a Superior Proposal or otherwise make a Change of Recommendation, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) or the reasons for such Change of Recommendation in the absence of a Superior Proposal, as the case may be;

2) prior to effecting such Change of Recommendation or terminating the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, HeartWare shall, and shall direct its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement; and

3) following the Notice Period (and giving effect to any proposed adjustments to the terms of the Merger Agreement) HeartWare’s board of directors determines in good faith, after consultation with its outside legal counsel (and financial advisor in the case of clause (i) only) that (i) such Acquisition Proposal remains a Superior Proposal or (ii) the failure to make such Change of Recommendation would reasonably be expected to violate the fiduciary duties of HeartWare’s directors under applicable law.

In the event of any material revisions to the Superior Proposal or material changes to the facts and circumstances necessitating such Change of Recommendation after the start of the Notice Period, HeartWare is required to deliver a new written notice to Parent and to comply with the requirements described in clauses (1) through (3) above with respect to such new written notice, and the Notice Period shall be deemed to have recommenced on the date of such new notice, but with respect to any such notices references to a period of “5 calendar days” are replaced with references to “3 calendar days.” Any Change of Recommendation shall not change the approval of HeartWare’s board of directors for purposes of causing any state takeover statute or other law to be inapplicable to the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger.

Treatment of Convertible Notes. With respect to the Convertible Notes, HeartWare, the Surviving Corporation and Parent will take all necessary action to execute and deliver one or more supplemental indentures prior to the Effective Time to the Trustee to provide, among other things, that at and after the Effective Time, the right to convert the Convertible Notes shall be changed into a right to convert each $1,000 principal amount of Convertible Notes into cash in an amount equal to the then applicable conversion rate multiplied by the Offer Price. Furthermore, HeartWare and the Surviving Corporation are obligated to take all such other actions as are required to comply with the applicable supplemental indentures. Prior to taking any such actions with respect to the Convertible Notes, HeartWare is required to consult with and reasonably cooperate with Parent with respect to such action.

Conduct of Business. The Merger Agreement provides that during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement (except (i) as may be required by law, (ii) with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned, (iii) as contemplated or permitted by the Merger Agreement or (iv) as set forth in the Company Disclosure Schedule), the business of HeartWare and its subsidiaries will be conducted only in the ordinary and usual course of business in all material respects consistent with past practice, and HeartWare and its subsidiaries will use reasonable best efforts to:

(a) preserve intact their current business organization;

(b) maintain their relationships with customers, suppliers and others having business dealings with them;

(c) notify and consult with Parent promptly (i) after receipt of any material communication from any governmental entity or inspections of any manufacturing or clinical trial site and before giving any material submission to a governmental entity and (ii) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs;

(d) preserve intact and keep available the services of present employees of HeartWare and its subsidiaries;

(e) keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement; and

(f) preserve and protect the intellectual property owned by HeartWare and its subsidiaries.

The Merger Agreement provides that during the period from the date of the Merger Agreement until the Effective Time, except (i) as may be required by law, (ii) with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned or (iii) as set forth in the Company Disclosure Schedule, HeartWare shall not, and shall not permit its subsidiaries to, do any of the following:

(a) amend its certificate of incorporation or bylaws;

(b) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (i) any shares of capital stock of any class or any other ownership interest of HeartWare or any of its subsidiaries, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock or any other ownership interest of HeartWare or any of its subsidiaries, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any other ownership interest of HeartWare or any of its subsidiaries or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or any other ownership interest of HeartWare or any of its subsidiaries, or (ii) any other securities of HeartWare or any of its subsidiaries in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement, except for Shares to be issued or delivered pursuant to the exercise of vested options, the vesting of restricted stock units or upon conversion of a convertible note, in each case outstanding as of the date of the Merger Agreement;

(c) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding Shares, other than (i) from holders of options in full or partial payment of the exercise price, or (ii) in connection with the withholding of taxes payable by any holder of options or restricted stock units upon the exercise, settlement or vesting thereof, in each case to the extent required or permitted under the terms of such equity awards or any applicable equity plan;

(d) split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend or other distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such; provided that this prohibition does not apply to dividends or distributions declared, set aside for payment or paid by wholly-owned subsidiaries of HeartWare to HeartWare or any other wholly-owned subsidiary of HeartWare;

(e) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of HeartWare or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement;

(f) acquire, sell, lease, dispose of, pledge or encumber any assets, other than (i) acquisitions in existing or related lines of business of HeartWare or any of its subsidiaries as to which the aggregate consideration for all such acquisitions does not exceed $1,000,000, (ii) acquisitions, sales, leases, dispositions, pledges or encumbrances of assets with an aggregate fair market value of less than $1,000,000 or (iii) acquisitions, sales or transfers of inventory in the ordinary course of business;

(g) (i) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money in addition to that incurred as of the date of the Merger Agreement or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person or entity, other than (A) to HeartWare or any wholly-owned subsidiary of HeartWare or (B) strategic investments as to which the aggregate consideration for all such investments does not exceed $1,000,000, or (ii) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of (A) in the ordinary course of business and consistent with past practice, liabilities reflected or reserved against in HeartWare’s consolidated balance sheet as of March 31, 2016 or (B) liabilities incurred in the ordinary course of business since March 31, 2016;

(h) change the compensation payable to any current, retired or former employee, officer or director (whether or not an employee) of, or contractor, consultant or other service provider (whether or not an employee) to, HeartWare or any of its subsidiaries (each, a “Covered Employee”), or enter into any employment, severance, retention or other agreement or arrangement with any Covered Employee, or adopt, or increase the benefits (including fringe benefits) under, any employee benefit plan or otherwise, except (i), in each case, as required by law or in accordance with existing agreements provided to Parent and disclosed in the Company Disclosure Schedule and (ii), in the case of compensation for any Covered Employee who is not an officer or director, in the ordinary course of business consistent with past practice unless the total compensation payable to such Covered Employee (including base, bonus opportunity at target, equity, sign-on bonus and relocation) equals or exceeds $300,000; or make any loans to any of its directors, officers or employees, agents or consultants, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise;

(i) except as may be contemplated by the Merger Agreement or to the extent required or advisable to comply with applicable law, terminate or materially amend any HeartWare employee benefit plans;

(j) change in any material respect any of the accounting methods used by HeartWare unless required by generally accepted accounting principles or applicable law;

(k) enter into certain material contracts or amend, terminate or waive, release or assign any material rights or claims with respect to any material contract in any material respect;

(l) settle (i) any suit, action, claim, proceeding or investigation that is disclosed in HeartWare’s reports filed with the SEC prior to the date of the Merger Agreement or (ii) any other suit, action, claim, proceeding or investigation, other than, in either case, settlements that involve only the payment of monetary damages of less than $1,000,000 in the aggregate;

(m) make, revise or amend any material tax election or settle or compromise any material federal, state, local or foreign tax liability, change any material tax accounting period, change any material method of tax accounting, enter into any closing agreement relating to any material tax, file any amended tax return, file any tax return in a manner inconsistent with past practice, surrender any right to claim a material tax refund, or consent to any waiver or extension of the statute of limitations applicable to any material tax claim or assessment;

(n) enter into, amend or waive or terminate any collective bargaining agreement or other contract with a labor union or other employee representative body or works council; or

(o) enter into any contract, agreement, commitment or arrangement to do any of the items prohibited by clauses (a) through (n) above.

Board of Directors and Officers. Under the Merger Agreement, directors and officers of Purchaser immediately prior to consummation of the Merger will, following consummation of the Merger, be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal.

Stock Options, Restricted Stock Units and Company Equity Plan. The Merger Agreement provides that each option to acquire Shares granted under a HeartWare equity plan (each, a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time and for which the Merger Consideration exceeds the exercise price of such Company Option, without regard to the extent then vested or exercisable, will be automatically cancelled as of the Effective Time and, in consideration of such cancellation, the holder of such Company Option will be entitled to receive promptly, but in no event later than 15 days after the Effective Time, a cash payment in respect of such cancellation from HeartWare in an amount equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price of each such Company Option and (ii) the number of unexercised Shares subject to such Company Option immediately prior to the Effective Time, less any required withholding of taxes. Each Company Option for which, as of the Effective Time, the Merger Consideration does not exceed the exercise price of such Company Option will be automatically cancelled as of the Effective Time without any consideration being paid in respect thereof.

Each restricted stock unit granted under a HeartWare equity plan (each, a “Company Restricted Stock Unit”) that is outstanding and unvested immediately prior to the Effective Time will be automatically cancelled as of the Effective Time and, in consideration of such cancellation, the holder of such Company Restricted Stock Unit will be entitled to receive promptly, but in no event later than 15 days after the Effective Time, a cash payment in respect of such cancellation from HeartWare in an amount equal to the product of (i) the Merger Consideration and (ii) the number of Shares underlying such Company Restricted Stock Units as of immediately prior to the Effective Time (assuming achievement of all performance milestones in the case of Company Restricted Stock Units subject to performance-based vesting), less any required withholding of taxes.

As of the Effective Time, all HeartWare equity plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of HeartWare will be cancelled.

Indemnification and Insurance. Under the Merger Agreement, Parent has agreed to, and shall cause the Surviving Corporation to, indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of HeartWare or its subsidiaries or corporate parents (the “Indemnified Parties”) against any costs or expenses, judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time (including the Offer and Merger) to the fullest extent that the Surviving Corporation is permitted by law, and Parent will, and will cause the Surviving Corporation to, promptly advance expenses as incurred to the fullest extent that the Surviving Corporation is permitted by law. The certificate of incorporation and bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and advancement of expenses set forth in the certificate of incorporation and bylaws of HeartWare as amended, restated and in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law.

Pursuant to the Merger Agreement, from and after the Effective Time, the Surviving Corporation will keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of the Merger Agreement between or among HeartWare or any of its subsidiaries and any Indemnified Party providing for the indemnification of such Indemnified Party.

Parent has also agreed to cause to be maintained in effect for no less than 6 years from the Effective Time the existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by HeartWare and its subsidiaries for the Indemnified Parties and any other employees, agents or other individuals covered by such insurance policies prior to the Effective Time with respect to matters occurring at or prior to the Effective Time (including the Offer and Merger), so long as the annual premium therefor would not be in excess of 250% of the last annual premium paid prior to the Effective Time (the “Maximum Premium”). Under the Merger Agreement, HeartWare may, prior to the Effective Time, purchase a so-called “Reporting Tail Endorsement” with an annual premium not in excess of the Maximum Premium, in which case, provided that Parent causes the Surviving Corporation to maintain such Reporting Tail Endorsement in full force and effect for not less than 6 years from the Effective Time, Parent will be relieved from its other indemnification and insurance obligations.

Representations and Warranties. The Merger Agreement contains various representations and warranties made by HeartWare to Parent and Purchaser, including representations relating to due organization, capitalization, due authorization, required consents and approvals, SEC filings, disclosure controls and procedures, absence of undisclosed liabilities, absence of adverse changes, material contracts, employee benefit plans, litigation, compliance with laws, intellectual property, taxes, tangible assets, environmental issues, labor matters, brokers or finders, regulatory compliance, board recommendation, disclosure documents, interested party transactions, opinion of financial advisor and directors and officers tendering Shares in the Offer. These representations and warranties were made to and solely for the benefit of Parent and Purchaser as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the Company Disclosure Schedule and by certain portions of the SEC filings filed by HeartWare prior to the date of the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying Company Disclosure Schedule.

Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in HeartWare’s public disclosures. Certain representations and warranties in the Merger Agreement provide exceptions for items that are not reasonably likely to have a “Company Material Adverse Effect.”

For purposes of the Merger Agreement and the Offer, a “Company Material Adverse Effect” means any event, circumstance, change or effect that has a material adverse change in, or material adverse effect on, the business, financial condition or results of operations of HeartWare and its subsidiaries, taken as a whole; provided, however, that any change or effect resulting from (i) the industries and markets in which HeartWare and its subsidiaries operate, (ii) the United States or the global economy or (iii) the United States financial or securities markets shall be excluded from the determination of Company Material Adverse Effect, in the case of clauses (i), (ii) and (iii), to the extent they have not had, or would reasonably be expected not to have, a materially disproportionate effect on HeartWare and its subsidiaries relative to other companies in the same industry as HeartWare; and provided further that any change or effect resulting from the following, shall not constitute, and shall not be considered in determining whether there has occurred, a Company Material Adverse Effect: (1) the execution or the announcement of the Merger Agreement, (2) natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof or other force majeure events, to the extent they have not had, or would reasonably be expected not to have, a materially disproportionate effect on HeartWare and its subsidiaries relative to other companies in the same industry, (3) changes in generally accepted accounting principles or changes in the interpretation of generally accepted accounting principles, or changes in the accounting rules and regulations of the SEC, (4) any enactment or other action required by law, required by the Merger Agreement or taken at the request of Parent or the Purchaser, (5) any litigation brought or threatened by stockholders of either Parent or HeartWare (whether on behalf of HeartWare, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to the Merger Agreement or violations of securities laws in connection with the Schedule 14D-9 or any other documents required to be filed by HeartWare with the SEC or disseminated to stockholders in connection with the transactions contemplated by the Merger Agreement, (6) any changes in law or interpretations thereof (including any health reform statutes, rules or regulations or interpretations thereof), (7) any action required to comply with the rules and regulations of the SEC or the SEC comment process, in each case, in connection with the Schedule 14D-9 or any other documents required to be filed by HeartWare with the SEC or disseminated to stockholders in connection with the transactions contemplated by the Merger Agreement, (8) any decrease in the market price or trading volume of the Shares (but not the underlying cause of such decrease), (9) any failure by HeartWare to meet any projections, forecasts or revenue or earnings predictions, or any predictions or expectations of HeartWare or of any securities analysts (but not the underlying cause of such failure) or (10) any fluctuations in foreign currency exchange rates.

Employee Benefits. For a period of one year following the Effective Time, Parent will provide, or will cause the Surviving Corporation to provide, to each employee of HeartWare or any of its subsidiaries who remains in the employment of Parent or the Surviving Corporation (or their respective subsidiaries) following the Effective Time (the “Continuing Employees”) with (i) a base salary or wage rate and annual cash bonus opportunity that is no less than the base salary or wage rate and annual bonus opportunity in effect for each such Continuing Employee immediately preceding the Effective Time and (ii) employee benefits (including severance, vacation, sick and personal time off benefits, but excluding any equity-based, retention-related or change-in-control related compensation and bonus plans, programs, agreements or arrangements) that are substantially comparable, in the aggregate, to those provided to Continuing Employees immediately preceding the Effective Time. During this one year period, Continuing Employees also will be eligible to receive long-term incentive compensation on the same basis as provided to similarly situated employees of Parent and its subsidiaries.

To the extent Parent elects to have Continuing Employees and their eligible dependents participate in its or its affiliate’s employee benefit plans, programs or policies following the Effective Time and subject to applicable law and the terms of the applicable plan, Parent will, or will cause the Surviving Corporation or its subsidiaries to, recognize the prior service with HeartWare or any of its subsidiaries of each Continuing Employee for purposes of eligibility to participate, vesting and determination of level of benefits in any employee benefit plans, programs or policies of Parent or its affiliates in which Continuing Employees are eligible to participate (but not (i) for purposes of vesting in stock options and other equity awards, (ii) for purposes of benefit accruals under any defined benefit pension plan or (iii) to the extent that such recognition would result in duplication of benefits).

From and after the Effective Time, and subject to applicable law and the terms of the applicable plan, Parent will, or will cause the Surviving Corporation or its subsidiaries to, cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its affiliates to be waived with respect to Continuing Employees and their eligible dependents to the extent such Continuing Employees and their eligible dependents were not subject to such preexisting conditions and limitations and eligibility waiting periods under the comparable benefit plans of HeartWare as of the time immediately preceding the Effective Time.

No provision of the Merger Agreement will be treated as an amendment of, or undertaking to establish, amend or modify any benefit plan or limit or prohibit Parent or any of its affiliates, including the Surviving Corporation, from amending or terminating any employee benefit plan, including any benefit plan of HeartWare. The provisions described above are solely for the benefit of Parent, Purchaser and HeartWare, and no provision of the Merger Agreement, express or implied, confers upon any other person any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever.

Amendments. The Merger Agreement may be amended, modified and supplemented in any and all respects, at any time prior to the Effective Time, by written agreement of Parent, Purchaser and HeartWare, provided that following the Share Acceptance Time, no amendment can be made that decreases the Merger Consideration.

Confidentiality Agreement

Parent and HeartWare, Inc. entered into a Confidential Disclosure Agreement (the “Confidentiality Agreement”) on January 19, 2016, pursuant to which the parties agreed, subject to certain exceptions, to keep confidential certain non-public information of HeartWare provided to Parent.

Plans for HeartWare

Following completion of the Offer and the Merger, Medtronic and Parent intend to operate HeartWare as a direct subsidiary of Parent under the direction of Medtronic’s management.

Medtronic and Parent are conducting a detailed review of HeartWare and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Medtronic and Parent will continue to evaluate the business and operations of HeartWare during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Medtronic and Parent intend to review such information as part of a comprehensive review of HeartWare’s business, operations, capitalization and management with a view to optimizing development of HeartWare’s potential in conjunction with HeartWare’s and Medtronic’s existing businesses. We expect that all aspects of HeartWare’s business will be fully integrated into Medtronic. However, plans may change based on further analysis, including changes in HeartWare’s business, corporate structure, charter, bylaws, capitalization board of directors and management.

Extraordinary Corporate Transactions

Except as indicated in this Offer to Purchase, Medtronic and Parent have no present plans or proposals that would relate to or result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving HeartWare or any of its subsidiaries, (b) any purchase, sale or transfer of a material amount of assets of HeartWare or any of its subsidiaries, (c) any material change in the present dividend rate policy, or indebtedness or capitalization of HeartWare, (d) any change to HeartWare’s present management, (e) any other material changes in HeartWare’s corporate structure or business, (f) a class of securities of HeartWare being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (g) any class of equity securities of HeartWare becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders of Shares immediately prior to the consummation of the Merger who (i) did not tender their Shares in the Offer, (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Merger Consideration. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following: (i) within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to HeartWare a written demand for appraisal of Shares held, which demand must reasonably inform HeartWare of the identity of the stockholder and that the stockholder is demanding appraisal; (ii) not tender their Shares in the Offer; and (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time of the Merger.

The foregoing summary of the appraisal rights does not purport to be complete and is qualified in its entirety by reference to Section 262 of the DGCL. A complete text of Section 262 of the DGCL is set forth as Annex II hereto. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Going-Private Transactions

Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions. We do not believe that Rule 13e-3 will be applicable to the Merger because it is anticipated that the Merger will be consummated within one year after the completion of the Offer and in the Merger, stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger.

13.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement, until the Effective Time, HeartWare may not, without the prior written consent of Parent, declare, set aside for payment or pay any dividend or other distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such, except for dividends or distributions declared, set aside for payment or paid by wholly-owned subsidiaries of HeartWare to HeartWare or any other wholly-owned subsidiary of HeartWare.

14.	Conditions of the Offer

The Merger Agreement provides that Purchaser will not be required to accept for payment, purchase or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any validly tendered Shares and may delay the acceptance for payment of, purchase or, subject to the restrictions referred to above, the payment for, any validly tendered shares if:

(a) the Minimum Condition is not satisfied at the Expiration Date;

(b) the approvals under applicable antitrust law in Austria, Germany and Spain have not been obtained at the Expiration Date;

(c) any of the following conditions exists or has occurred and is continuing at the Expiration Date:

(i) there is any law or order, injunction, judgment, decree or ruling enacted, entered, enforced, promulgated or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a governmental entity prohibiting or making illegal the Offer or the Merger;

(ii) any of the representations and warranties of HeartWare contained in the Merger Agreement is not true and accurate when made or at the consummation of the Offer, except (1) those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which representations and warranties need only be true and accurate as of such date or with respect to such period, (2) any representation or warranty of HeartWare pertaining to HeartWare’s capitalization (subject to de minimis exceptions) and HeartWare’s valid authority to enter into the Merger Agreement and to consummate the Offer and the Merger, which must be true and accurate in all respects and (3) for any representation or warranty of HeartWare (other than those referred to in clause 2 above), where such failure to be true and accurate, individually or in the aggregate, does not have or would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein);

(iii) HeartWare has breached or failed, in any material respect, to perform or to comply with any agreement or covenant required to be performed or complied with by it under the Merger Agreement;

(iv) since the date of the Merger Agreement, a Company Material Adverse Effect has occurred and is continuing;

(v) Parent or Purchaser has failed to receive a certificate executed by HeartWare’s Chief Executive Officer or President on behalf of HeartWare, dated as of the then-scheduled Expiration Date, to the effect that the conditions set forth in clauses (ii), (iii) and (iv) above have not occurred; or

(vi) the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser, and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition and may be waived by Parent or Purchaser in whole or in part on the Expiration Date (except that the Minimum Condition may not be waived), subject in each case to the terms of the Merger Agreement and applicable law. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted on the Expiration Date.

The Offer was also conditioned on the waiting period under the HSR Act having expired or been terminated. The applicable waiting period expired on July 25, 2016.

15.	Legal Matters

Except as described in this Section 15, based on a review of publicly available filings made by HeartWare with the SEC and other publicly available information concerning HeartWare and information supplied by HeartWare, we are not aware of any license or regulatory permit that appears to be material to the business of HeartWare and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of HeartWare’s subsidiaries) as contemplated in the Merger Agreement or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of the Shares by us as contemplated in the Merger Agreement. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14—“Conditions of the Offer” of this Offer to Purchase for a description of the Offer Conditions.

State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

HeartWare is incorporated under the laws of Delaware. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as HeartWare from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an Interested Stockholder unless: (a) prior to such time the board of directors of the corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the Interested Stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to such time the Business Combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the Interested Stockholder. The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

HeartWare’s board of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement for purposes of Section 203 of the DGCL.

Based on information supplied by HeartWare and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the board of directors of HeartWare, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described in the Merger Agreement, the Purchaser has not attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14—“Conditions of the Offer” of this Offer to Purchase.

Antitrust. Parent and HeartWare are required to file a Notification and Report Form with respect to the Offer under the HSR Act and to observe a statutory waiting period prior to completing the Offer. The acquisition of Shares pursuant to the Offer may only be consummated after the expiration or early termination of a 15-day waiting period commenced by the filing of a Notification and Report Form by Parent with respect to the Offer. If the 15-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. The Notification and Report Form was filed on July 8, 2016. Accordingly, the required 15-day waiting period expired at 11:59 p.m. Eastern time on July 25, 2016. Expiration or termination of the applicable waiting period under the HSR Act was a condition to our obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the HSR Act if the Merger occurs within one year after the expiration of the HSR Act waiting period applicable to the Offer.

The Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) frequently scrutinize the legality under the antitrust laws of transactions such as this proposed acquisition of HeartWare. At any time before or after our acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by us or the divestiture of substantial assets of HeartWare, Parent, Purchaser or any of their respective subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Medtronic and its subsidiaries conduct business in a number of countries outside of the United States in which HeartWare and its subsidiaries transact business or its products are sold. Based on our review of the information currently available about the businesses in which HeartWare and its subsidiaries are engaged, pre-merger notification filings are required to be made under the antitrust and competition laws of Austria, Germany and Spain, as further described below. Consummation of the Offer is subject to the condition that the applicable approvals under the antitrust laws of Austria, German and Spain have been obtained.

The acquisition of Shares pursuant to the Offer is subject to review by the Austrian Federal Competition Authority (“FCA”). Pursuant to the Austrian Cartel Act, notification to the FCA of the Offer is required and the Offer may not be consummated before the expiration of a four week review period, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor of their right to file a motion with the Austrian Federal Cartel Court to review the transactions. In the event the FCA or the Austrian Federal Cartel Prosecutor files a motion with the Austrian Cartel Court to review the Offer, the review period may be extended for up to five additional months. Parent and HeartWare filed the required notice forms with the FCA on July 18, 2016. The four week review period is scheduled to expire on August 17, 2016.

The acquisition of Shares pursuant to the Offer is subject to the German Act against Restraints on Competition, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the “FCO”), either by written approval or by expiration of a one-month review period, unless the FCO notifies us within the one-month review period of the initiation of an in-depth investigation. We filed a notification on July 18, 2016 with respect to the Offer. The one-month review period is scheduled to expire on August 18, 2016. If the FCO initiates an in-depth investigation, the review period is extended for an additional three months, and the acquisition of Shares under the Offer may not be consummated under the acquisition is approved by the FCO, either by written approval or by expiration of the review period as so extended.

Under the provisions of Spanish Act 15/2007, of 3 July, on the Defense of Competition, the acquisition of Shares pursuant to the Offer may only be completed if the acquisition is approved by the Markets and Competition National Commission (“CNMC”), either by written approval or by expiration of a one-month review period starting from the filing by us with respect to the Offer, unless the CNMC notifies us within the one-month review period of the initiation of an in-depth (“Phase II”) investigation. If the CNMC initiates a Phase II investigation, the acquisition of Shares pursuant to the Offer may only be authorized on competition grounds if the acquisition is approved by the CNMC, either by written approval or by expiration of a two-month review period, which starts when the Council of the CNMC decides to initiate the Phase II investigation. We filed a notification on July 20, 2016 with respect to the Offer. The one-month review period is scheduled to expire on August 20, 2016.

There can be no assurance that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable approval or exemption required to consummate the Offer has not been obtained, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval or an exemptions has been obtained. See Section 14—“Conditions of the Offer” of this Offer to Purchase.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that HeartWare will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of HeartWare. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and HeartWare will effect the Merger as soon as practicable, without a meeting of stockholders of HeartWare in accordance with Section 251(h) of the DGCL.

16.	Fees and Expenses

We have retained The Proxy Advisory Group, LLC to act as the Information Agent and Computershare Trust Company, N.A. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. Parent will indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, neither Medtronic, Parent nor Purchaser will pay any other fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by us upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of this Offer is not in compliance with applicable law. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

We have not authorized any person to give any information or to make any representation on behalf of Medtronic, Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, Depositary or the Information Agent for the purpose of the Offer.

Medtronic, Parent and Purchase have filed with the SEC the Tender Offer Statement pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, HeartWare will file with the SEC its Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Sections 8 and 9 of this Offer to Purchase.

July 26, 2016	MEDTRONIC ACQUISITION CORP.

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF MEDTRONIC, PARENT AND PURCHASER

Medtronic

The name, business address, present principal occupation and material employment history during the past five years of each of the directors and executive officers of Medtronic are set forth below. Unless otherwise indicated, the current business address of each person is c/o Medtronic plc, 710 Medtronic Parkway, Minneapolis, MN 55432. Except as provided below, each director and executive officer is a citizen of the United States of America. Medtronic’s directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation

*Omar Ishrak	Chairman and Chief Executive Officer of Medtronic plc

Michael J. Coyle	Executive Vice President and Group President, Cardiac and Vascular Group of Medtronic plc

Gary L. Ellis	Executive Vice President, Global Operations, Information Technology of Medtronic plc

Hooman C. Hakami	Executive Vice President and Group President, Diabetes Group of Medtronic plc

Bryan C. Hanson	Executive Vice President and Group President, Minimally Invasive Therapies Group of Medtronic plc

Richard E. Kuntz	Senior Vice President and Chief Scientific, Clinical and Regulatory Officer of Medtronic plc

Bradley E. Lerman	Senior Vice President, General Counsel and Corporate Secretary of Medtronic plc

Geoffrey S. Martha	Executive Vice President and Group President, Restorative Therapies Group of Medtronic plc

Karen L. Parkhill	Executive Vice President and Chief Financial Officer of Medtronic plc

Carol A. Surface	Senior Vice President and Chief Human Resources Officer of Medtronic plc

Robert ten Hoedt (1)	Executive Vice President and President, EMEA of Medtronic plc

*Richard H. Anderson	Executive Chairman and Retired Chief Executive Officer of Delta Air Lines, Inc.

*Craig Arnold Eaton Corporation 1000 Eaton Boulevard Cleveland, OH, 44122	Chairman and Chief Executive Officer of Eaton Corporation

*Scott C. Donnelly Textron, Inc. 40 Westminster Street Providence, RI 02903	Chairman, President and Chief Executive Officer of Textron, Inc.

A1-1

*Randall J. Hogan, III Pentair plc P.O. Box 471, Sharp Street Walkden, Manchester, M28 8BU United Kingdom	Chairman and Chief Executive Officer of Pentair plc

*Shirley Ann Jackson, Ph.D. Rensselaer Polytechnic Institute 110 8th Street Troy Building Troy, NY 12180	President of Rensselaer Polytechnic Institute

*Michael O. Leavitt Leavitt Partners 299 South Main Street, Suite 2300 Salt Lake City, UT 84111	Founder and Chairman of Leavitt Partners

*James T. Lenehan	Financial Consultant and Retired Vice Chairman and President of Johnson & Johnson

*Elizabeth G. Nabel, M.D. Brigham & Women’s Hospital 75 Francis Street Boston, MA 02115	President of Brigham & Women’s Healthcare

*Denise M. O’Leary	Private Venture Capital Investor

*Kendall J. Powell General Mills, Inc. One General Mills Boulevard Golden Valley, MN 55426	Chairman and Chief Executive Officer of General Mills, Inc.

*Robert C. Pozen	Former Chairman of MFS Investment Management

*Preetha Reddy Apollo Hospitals Enterprise Limited 21 Greams Lane Off Greams Road Chennai - 600006	Executive Vice Chairperson of Apollo Hospitals Enterprise Limited

(1)	Mr. ten Hoedt is a citizen of the Netherlands.

Executive Officers of Medtronic

Mr. Ishrak has been Chairman and Chief Executive Officer of Medtronic since January 2015 and of Parent since June 2011. Prior to that, Mr. Ishrak served as President and Chief Executive Officer of GE Healthcare Systems, a division of GE Healthcare, from 2009 to 2011. Prior to that, Mr. Ishrak was President and Chief Executive Officer of GE Healthcare Clinical Systems from 2005 to 2008 and President and Chief Executive Officer of GE Healthcare Ultrasound and BMD from 1995 to 2004.

Mr. Coyle has been Executive Vice President and Group President, Cardiac and Vascular Group of Medtronic since January 2015 and of Parent since December 2009. Prior to that, he served as President of the Cardiac Rhythm Management division at St. Jude from 2001 to 2007, and prior positions included serving St. Jude as President of the company’s Daig Catheter division and numerous leadership positions at Eli Lilly & Company.

A1-2

Mr. Ellis has served as Executive Vice President of Global Operations and Information Technology since June 2016. Mr. Ellis previously served as Executive Vice President and Chief Financial Officer of Medtronic beginning in January 2015 and of Parent beginning in April 2014. Prior to that, he was Senior Vice President and Chief Financial Officer from May 2005 to April 2014; Vice President, Corporate Controller and Treasurer from October 1999 to May 2005, and Vice President and Corporate Controller from August 1994 to October 1999. Mr. Ellis joined Medtronic in 1989 as Assistant Corporate Controller and was promoted to Vice President of Finance for Medtronic Europe in 1992, until being named as Corporate Controller in 1994. Mr. Ellis is a member of the board of directors of The Toro Company and past chairman of the American Heart Association.

Mr. Hakami has been Executive Vice President and Group President, Diabetes Group of Medtronic since January 2015 and of Parent since June 2014. Prior to that, he was President and Chief Executive Officer of Detection and Guidance Solutions at GE Healthcare, a provider of transformational medical technologies and solutions to the global healthcare industry, from April 2012 to May 2014. Prior to that, he served as President and Chief Executive Officer of Interventional Systems from July 2009 to April 2012; Global Business Transformation leader for GE Healthcare from December 2008 to July 2009; and Vice President and General Manager, Global Ultrasound Services from June 2004 to December 2008. Mr. Hakami started his career with GE and has held the following financial roles: Chief Financial Officer for the Global Ultrasound division from 2001 to 2004; Chief Financial Officer for Clinical and Multi-vendor Services from 1999 to 2001; as well as various finance roles at GE Capital from 1994 to 1999; GE’s Aerospace Division from 1992 to 1994 and GE Power Systems from 1991 to 1992. The address of GE Healthcare is 116 Huntington Ave., Boston, MA 02116.

Mr. Hanson has been Executive Vice President and Group President, Minimally Invasive Therapies Group of Medtronic since February 2015. Prior to that, he was Senior Vice President and Group President, Covidien, since October 2014; Senior Vice President and Group President, Medical Devices and United States of Covidien, a medical device manufacturer, from October 2013 to September 2014; Senior Vice President and Group President of Covidien for the Surgical Solutions business from July 2011 to October 2013; and President of Covidien’s Energy-based Devices business from July 2006 to June 2011. Mr. Hanson held several other positions of increasing responsibility in sales, marketing and general management with Covidien from October 1992 to July 2006. The address of Covidien is 15 Hampshire Street, Mansfield, MA 02048.

Mr. Kuntz is Senior Vice President and Chief Scientific, Clinical and Regulatory Officer of Medtronic and Parent and serves as a member of Medtronic’s Executive Committee. In this role, which he assumed in August 2009, Mr. Kuntz oversees the company’s global regulatory affairs, health policy and reimbursement, clinical research activities and corporate technology.

Mr. Lerman has been Senior Vice President, General Counsel and Corporate Secretary of Medtronic since January 2015 and of Parent since May 2014. Prior to that, he was Executive Vice President, General Counsel, and Corporate Secretary at Federal National Mortgage Association (Fannie Mae), a government-sponsored financial enterprise, from October 2012 to May 2014; Senior Vice President and Chief Litigation Counsel at Pfizer, Inc., a global pharmaceutical company, from January 2009 to September 2012; Partner at Winston & Strawn from August 1998 to January 2009; partner at Kirkland & Ellis from March 1996 to July 1998; Associate Independent Counsel from October 1994 to March 1996; and Assistant U.S. Attorney in the Northern District of Illinois from February 1986 to September 1994. The address of Fannie Mae is 3900 Wisconsin Avenue, NW, Washington, DC 20016. The address of Pfizer Inc. is 235 East 42nd Street, New York, NY 10017.

Mr. Martha has been Executive Vice President and Group President, Restorative Therapies Group since June 2015. Mr. Martha previously served as Senior Vice President of Strategy and Business Development of Medtronic beginning in January 2015 and of Parent beginning in August 2011. Prior to that, he served as Managing Director of Business Development at GE Healthcare from April 2007 to July 2011; General Manager for GE Capital Technology Finance Services from November 2003 to March 2007; Senior Vice President, Business Development for GE Capital Vendor Financial Services from February 2002 to October 2003; General

A1-3

Manager for GE Capital Colonial Pacific Leasing from February 2001 to January 2002; and Vice President, Business Development for Potomac Federal, the GE Capital federal financing investment bank from May 1998 to January 2001.

Ms. Parkhill joined Medtronic as Executive Vice President and Chief Financial Officer in June 2016. From 2011 to 2016, Ms. Parkhill served as Vice Chairman and Chief Financial Officer of Comerica Incorporated, a financial services company. Ms. Parkhill was a member of Comerica’s Management Executive Committee and the Comerica Bank Board of Directors. Prior to joining Comerica, Ms. Parkhill worked for J.P. Morgan Chase & Co. in various capacities from 1992 to 2011, including serving as Chief Financial Officer of the Commercial Banking business from 2007 to 2011. Ms. Parkhill is also a current member of the Board of Directors for the Methodist Health System in Dallas. The address of Comerica Incorporated is 1717 Main Street, MC 6404, Dallas, TX 75201.

Ms. Surface has been Senior Vice President and Chief Human Resources Officer of Medtronic since January 2015 and of Parent since September 2013. Prior to that, she was the Executive Vice President and Chief Human Resources Officer at Best Buy Co., Inc., a provider of technology products, services and solutions, from March 2010 to September 2013, and held a series of HR leadership roles at PepsiCo Inc., from May 2000 to March 2010. The address of Best Buy Co., Inc. is 7601 Penn Avenue South, Richfield, MN 55423.

Mr. ten Hoedt has been Executive Vice President and President, EMEA of Medtronic since January 2015 and of Parent since May 2014. Prior to that, he was Senior Vice President and President, EMEA and Canada from 2009 to 2014; Vice President CardioVascular Europe and Central Asia from 2006 to 2009; Vice President and General Manager, Vitatron from 1999 to 2006; Gastro-Uro leader from 1994 to 1999; and Marketing Manager, Neurological from 1991 to 1994.

Directors of Medtronic (Excluding the Chief Executive Officer)

Mr. Anderson has served as one of Medtronic’s directors since 2002. Mr. Anderson served as Chief Executive Officer of Delta Air Lines, Inc., a commercial airline, from 2007 until 2016, when he retired and became the Executive Chairman of the board of directors of Delta Air Lines, Inc. He was Executive Vice President of UnitedHealth Group Incorporated, a diversified health care company, and President, Commercial Services Group, of UnitedHealth Group Incorporated from 2006 to 2007, Executive Vice President of UnitedHealth Group and Chief Executive Officer of its Ingenix subsidiary from 2004 until 2006. Mr. Anderson was Chief Executive Officer of Northwest Airlines Corporation from 2001 to 2004. Mr. Anderson serves on the board of directors of Delta Air Lines, Inc. The address of Delta Air Lines, Inc. is Hartsfield-Jackson Atlanta International Airport, Post Office Box 20706, Atlanta, GA 30320.

Mr. Arnold has served as one of Medtronic’s directors since 2015. Mr. Arnold has been Chairman and Chief Executive Officer of Eaton Corporation, a diversified industrial manufacturer, since June 1, 2016. From September 2015 to May 2016, Mr. Arnold served as President and Chief Operating Officer of Eaton Corporation. Prior to that, Mr. Arnold served as the Vice Chairman and Chief Operating Officer, Industrial Sector of Eaton Corporation. From 2000 to 2008 he served as Senior Vice President of Eaton Corporation and President of the Fluid Power Group of Eaton. Prior to joining Eaton, Mr. Arnold was employed in a series of progressively more responsible positions at General Electric Company from 1983 to 2000. Mr. Arnold was appointed to the Board of Directors of Eaton Corporation in 2015. Within the past five years, Mr. Arnold served as a director of Covidien plc, a leading global healthcare products company.

Mr. Donnelly has served as one of Medtronic’s directors since 2013. Mr. Donnelly is Chairman, President and Chief Executive Officer of Textron, Inc., a producer of aircraft, defense and industrial products. Mr. Donnelly joined Textron in June 2008 as Executive Vice President and Chief Operating Officer and was promoted to President and Chief Operating Officer in January 2009. He was appointed to the Board of Directors in October 2009, became Chief Executive Officer of Textron in December 2009 and Chairman of the Board in

A1-4

September 2010. Previously, Mr. Donnelly was the President and CEO of General Electric Company’s aviation business unit, GE Aviation, a leading maker of commercial and military jet engines and components as well as integrated digital, electric power and mechanical systems for aircraft. Prior to July 2005, Mr. Donnelly held various other management positions since joining General Electric in 1989.

Mr. Hogan has served as one of Medtronic’s directors since 2015. Mr. Hogan has been the Chief Executive Officer of Pentair plc, an industrial manufacturing company, since January 2001 and was appointed Chairman in May 2002. From December 1999 to December 2000, he was President and Chief Operating Officer of Pentair and from March 1998 to December 1999, he was Executive Vice President and President of Pentair’s Electrical and Electronic Enclosures Group. Prior to joining Pentair, he was President of the Carrier Transicold Division of United Technologies Corporation. Before that, he was with the Pratt & Whitney division of United Technologies, General Electric Company and McKinsey & Company. Mr. Hogan is the immediate past Chair of the board of the Federal Reserve Bank of Minneapolis. Within the past five years, Mr. Hogan served as a director of Covidien plc and as a director of Unisys Corporation.

Dr. Jackson has served as one of Medtronic’s directors since 2002. Dr. Jackson has been President of Rensselaer Polytechnic Institute, a technological research university, since 1999. She was Chair of the U.S. Nuclear Regulatory Commission under President Clinton from 1995 to 1999, and Professor of Physics at Rutgers University and consultant to AT&T Bell Laboratories from 1991 to 1995. Dr. Jackson currently serves as co-chair of The President’s Intelligence Advisory Board, appointed by President Obama in 2013. She is a recipient of the National Medal of Science, a member of the National Academy of Engineering and the American Philosophical Society and a Fellow of the American Academy of Arts and Sciences, the American Association for the Advancement of Science, the American Physical Society, and the Royal Academy of Engineering (U.K.). She is a trustee of the Brookings Institution, a Life Trustee of M.I.T. and a member of the Council on Foreign Relations. She is also a director of FedEx Corporation, a global courier delivery company, Public Service Enterprise Group, a publicly owned gas and electric company in the state of New Jersey, and International Business Machines Corporation, a multinational technology and consulting corporation. Within the past five years, Dr. Jackson also served as a director of Marathon Oil Corporation, a company with international operations in exploration and production, oil sands mining and integrated gas.

Governor Leavitt has served as one of Medtronic’s directors since 2011. Governor Leavitt has been founder and Chairman of Leavitt Partners, a healthcare and food safety consulting firm, since 2009. Prior to that he was the United States Secretary of Health and Human Services from 2005 to 2009; Administrator of the Environmental Protection Agency from 2003 to 2005; and Governor of Utah from 1993 to 2003. He is a director of HealthEquity, Inc., a health savings custodian, and American Express Company, a global services company.

Mr. Lenehan has served as one of Medtronic’s directors since 2007. Mr. Lenehan served as President of Johnson & Johnson, an international pharmaceutical company, from 2002 until 2004 when he retired after 28 years of service to Johnson & Johnson. During those 28 years, Mr. Lenehan also served as Vice Chairman of Johnson & Johnson from 2000 until 2004; Worldwide Chairman of Johnson & Johnson’s Medical Devices and Diagnostics Group from 1999 until he became Vice Chairman of the Board; and Worldwide Chairman, Consumer Pharmaceuticals & Professional Group. Mr. Lenehan has been a financial consultant since 2004, including serving as Senior Advisor of Cerberus Operations and Advisory Company, LLC, a private investment firm. Within the past five years, Mr. Lenehan served as a director of Talecris Biotherapeutics Holding Corp, a global biopharmaceutical company.

Dr. Nabel has served as one of Medtronic’s directors since 2014. She has been President of Brigham & Women’s Healthcare, hospitals operating inpatient and outpatient facilities, clinics, primary care health centers, and diagnostic and treatment technologies and research laboratories, as well as Harvard Medical School’s second largest teaching affiliate since 2010. Dr. Nabel has also been a Professor of Medicine at Harvard Medical School since 2010. Prior to that, Dr. Nabel held a variety of roles at the National Heart, Lung and Blood Institute at the National Institutes of Health, a federal agency funding research, training, and education programs to promote the

A1-5

prevention and treatment of heart, lung, and blood diseases, from 1999 to 2009, including as Director. Dr. Nabel is an elected member of the National Academy of Medicine of the National Academy of Sciences.

Ms. O’Leary has served as one of Medtronic’s directors since 2000. Ms. O’Leary has been a private venture capital investor in a variety of early stage companies since 1996. Ms. O’Leary is also a director of American Airlines Group, Inc., a commercial airline, and Calpine Corporation, a national power generation company based in the United States. She was a member of the Stanford University Board of Trustees from 1996 through 2006, where she chaired the Committee of the Medical Center. Within the past five years, Ms. O’Leary served as a director of US Airways Group, Inc., a commercial airline.

Mr. Powell has served as one of Medtronic’s directors since 2007. Mr. Powell has been Chairman of General Mills, Inc., an international producer, marketer and distributor of cereals, snacks and processed foods, since 2008 and Chief Executive Officer of General Mills, Inc. since 2007. He was President and Chief Operating Officer of General Mills, Inc. from 2006 to 2007, and became a director of General Mills, Inc. in 2006; Executive Vice President and Chief Operating Officer, U.S. Retail from 2005 to 2006; and Executive Vice President of General Mills, Inc. from 2004 to 2005. From 1999 to 2004, Mr. Powell was Chief Executive Officer of Cereal Partners Worldwide, a joint venture of General Mills, Inc. and the Nestle Corporation. Mr. Powell joined General Mills, Inc. in 1979.

Mr. Pozen has served as one of Medtronic’s directors since 2004. Mr. Pozen was Chairman of MFS Investment Management and a director of MFS Mutual Funds from 2004 to 2010, and Chairman Emeritus of MFS Investment Management from 2010 to 2011. He previously was Secretary of Economic Affairs for the Commonwealth of Massachusetts in 2003 and the John Olin Visiting Professor at Harvard Law School from 2002 to 2003. He also was Vice Chairman of Fidelity Investments from 2000 to 2001 and President of Fidelity Management & Research from 1997 to 2001. From 2007 to 2008, he was the chairman of the SEC Advisory Committee on Improvements to Financial Reporting; and from January 2008 through June 2015, he was a senior lecturer at Harvard Business School. Mr. Pozen currently serves on the board of Nielsen Holdings N.V., a global information and measurement company, and on the board of Asset Management Company, a fund management subsidiary of The World Bank Group. As of July 2015, he is a senior lecturer at M.I.T. Sloan School of Management. As of October 2015, he is a member of the advisory board of Perella Weinberg Partners.

Ms. Reddy has served as one of Medtronic’s directors since 2012. Ms. Reddy has been Managing Director of Apollo Hospitals Enterprise Limited, a specialized hospital system in India and a division of The Apollo Group, since 1993. Prior to that she was Joint Managing Director from 1991-1993 and Director of Apollo Hospitals since February 1989. Ms. Reddy serves on several boards under the Apollo Group, an owner of for-profit educational institutions. She is a member of the Wipro Business Leadership Council, and Senior Vice President of the All India Management Association (AIMA).

A1-6

Parent

The name, business address, present principal occupation and material employment history during the past five years of each of the directors and executive officers of Parent are set forth below. Unless otherwise indicated, the current business address of each person is c/o Medtronic Inc., 710 Medtronic Parkway, Minneapolis, MN 55432. Except as provided below, each director and executive officer is a citizen of the United States of America. Parent’s directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation

*Philip J. Albert	Vice President, Corporate Tax of Medtronic, Inc.

*Linda S. Harty	Vice President & Treasurer of Medtronic, Inc.

*Keyna P. Skeffington	Vice President & Assistant Secretary of Medtronic, Inc.

Douglas A. Hoekstra	Vice President & Corporate Controller of Medtronic, Inc.

Anne M. Ziebell	Program Manager, Subsidiaries and Corporate Governance of Medtronic plc; Assistant Secretary of Medtronic, Inc.

Directors and Executive Officers of Parent

Mr. Albert has been Vice President, Corporate Tax of Parent since January 2011.

Ms. Harty has been Treasurer of Parent since February 2010.

Ms. Skeffington has been Vice President & Assistant Secretary of Parent since January 2015 and has been employed by Parent since December 2004.

Mr. Hoekstra has been Vice President & Corporate Controller of Parent since 2009.

Ms. Ziebell has been Program Manager, Subsidiaries and Corporate Governance of Medtronic and Assistant Secretary of Parent since January 2015 and has been employed by Parent since 2004.

A1-7

Purchaser

The name, business address, present principal occupation and material employment history during the past five years of each of the directors and executive officers of Purchaser are set forth below. Unless otherwise indicated, the current business address of each person is c/o Medtronic Inc., 710 Medtronic Parkway, Minneapolis, MN 55432. Except as provided below, each director and executive officer is a citizen of the United States of America. Purchaser’s directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation

*Philip J. Albert	Vice President, Corporate Tax of Medtronic, Inc.; Vice President of Medtronic Acquisition Corp.

Michael J. Coyle	Executive Vice President and Group President, Cardiac and Vascular Group of Medtronic plc; President of Medtronic Acquisition Corp.

*Linda S. Harty	Vice President & Treasurer of Medtronic, Inc. and of Medtronic Acquisition Corp.

Douglas A. Hoekstra	Vice President & Corporate Controller of Medtronic, Inc.; Vice President & Controller of Medtronic Acquisition Corp.

Matthew J. Nicolella	Vice President and Chief Mergers & Acquisitions Counsel of Medtronic, Inc.; Vice President of Medtronic Acquisition Corp.

*Keyna P. Skeffington	Vice President & Assistant Secretary of Medtronic, Inc.; Vice President & Secretary of Medtronic Acquisition Corp.

Anne M. Ziebell	Program Manager, Subsidiaries and Corporate Governance of Medtronic plc; Assistant Secretary of Medtronic, Inc. and of Medtronic Acquisition Corp.

Directors and Executive Officers of Purchaser

Mr. Albert has served as a Vice President and a director of Purchaser since its formation in June 2016. Please see “Directors and Executive Officers of Parent” above for additional information about Mr. Albert.

Mr. Coyle has served as President of Purchaser since its formation in June 2016. Please see “Executive Officers of Medtronic” above for additional information about Mr. Coyle.

Ms. Harty has served as Vice President & Treasurer and a director of Purchaser since its formation in June 2016. Please see “Directors and Executive Officers of Parent” above for additional information about Ms. Harty.

Mr. Hoekstra has served as Vice President & Controller of Purchaser since its formation in June 2016. Please see “Directors and Executive Officers of Parent” above for additional information about Mr. Hoekstra.

Mr. Nicolella has served as a Vice President of Purchaser since its formation in June 2016. He has served as Vice President and Chief Mergers & Acquisitions Counsel of Medtronic since January 2015. Prior to that, he was Vice President and Chief Mergers & Acquisitions Counsel of Covidien plc, a medical device manufacturer, located at 15 Hampshire Street, Mansfield, MA 02048 since July 1998.

Ms. Skeffington has served as Vice President & Secretary and a director of Purchaser since its formation in June 2016. Please see “Directors and Executive Officers of Parent” above for additional information about Ms. Skeffington.

Ms. Ziebell has served as Assistant Secretary of Purchaser since its formation in June 2016. Please see “Directors and Executive Officers of Parent” above for additional information about Ms. Ziebell.

A1-8

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

A2-1

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

A2-2

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

A2-3

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

A2-4

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of HeartWare or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

The Depositary for the Offer is:

By Mail: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Overnight Courier: Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Any questions, requests for assistance or requests for additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

The Proxy Advisory Group, LLC

18 East 41st Street, Suite 2000

New York, NY 10017-6219

(844) 583-6337 (Toll Free)

(844) 5-TENDER (Toll Free)